SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Video Conference

In Portuguese with simultaneous translation into English

Thursday, November 8, 2024

09:00 am (New York)
11:00 am (Brasilia)
2:00 pm (London)

Click here to access the Zoom platform

Contact IR

ri@eletrobras.com

www.eletrobras.com.br/ri

The following quarterly interim financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the *International Accounting Standards Board* ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency ("ANEEL"), unless otherwise indicated.

1. Operating Results	7
1.1. Generation Segments	7
1.2. Trading Segment	10
1.3. Transmission Segment	12
2. Consolidated result | IFRS and regulatory	13
2.1. Operating Income	15
2.2. Other Income	22
2.3. Operating Costs and Expenses	23
2.4. Equity Holdings	27
2.5. EBITDA	28
2.6. Financial Results	30
2.7. Current and Deferred Taxes	31
3. Debt and receivables	32
3.1. Holding / Parent Company and Consolidated	32
4. Loans and Financing (Receivables)	34
4.1. Holding / Parent Company and Consolidated	34
5. Investments	34
6. ESG	36
7. Cash Flow	37
8. Annexes	38
8.1. Annex 1 - Financial Statements	38
8.2. Annex 2 – Annual RAP Adjustment – 2024/2025 cycle	45
8.3. Annex 3 - Regulatory Remeasurement - Concession Contracts	47
8.4. Annex 4 - Compulsory Loan	48
8.5. Annex 5 - IFRS EBITDA	49
8.6. Annex 6 - IFRS vs. Regulatory reconciliation	50

Earnings Release 3Q24 3

ELETROBRAS RELEASES RESULTS FOR
THE 3rd QUARTER OF 2024

Eletrobras' operating and financial results in 3Q24 reinforce its solid financial position, enabling the Company to accelerate investments in asset modernization, expansion through transmission or generation auctions, operational streamlining and the effective reduction of legacy liabilities and contingencies.

Regulatory net operating revenue grew by 8.2% to R$10.6 billion YoY, mainly reflecting the increase in generation revenue due to the renegotiation of the hydrological risk of the Tucuruí Plant which had a R$1.3 billion impact. This increase was partially offset by the drop in transmission revenue, reflecting the effect of the Annual Permitted Revenue (RAP) revision. It is also worth highlighting the net reversal of provision for the sale of energy to Amazonas Energia, in the amount of R$347 million.

Adjusted regulatory EBITDA reached R$6.8 billion, up R$544 million compared to 3Q23.

INVESTMENTS

Investments of R$ 1.7 billion in 3Q24, totaling R$ 5 billion in 9M24, up 12.5% YoY

In the transmission segment, we are implementing 245 large-scale projects with an associated additional RAP of R$ 1.8 billion between 2024-2029

LIABILITY MANAGEMENT

Sequential reduction of R$ 0.9 billion in inventory of compulsory loan provisions, which reached R$ 14.4 billion in 3Q24. Discounts totaled R$ 300 million

FINANCIAL DISCIPLINE

Issuances of R$ 22.1 billion in 2024, of which R$ 5.4 billion in debentures in October/24

1st post-privatization *bond* issue: US$ 750 million maturing in 2035

Solid cash position: R$28.4 billion in 3Q24, enough to repay 4 years of debt

STRUCTURING THE TRADING AREA

Evolution in trading:

- ACL: 614 clients in 3Q24 x 353 in 3Q23
- End consumers: 228 in 3Q23 to 488 in 3Q24

Earnings Release 3Q24 4

MAIN HIGHLIGHTS OF 3Q24 RESULTS

•	Regulatory Net Operating Revenue: up 8.2% to R$10.6 billion YoY:

+ R$1.3 billion impact from renegotiation of Tucuruí plant's hydrological risk

–	R$ 695 million YoY reduction in RAP due to the 2024 RTP, of which R$ 328 million refers to PA Postponement

•	Adjusted regulatory PMSO: R$1,702 million (up 1% YoY), impacted by the following adjustments: (a) R$2 million VDP adjustment in Personnel, (b) R$221 million write-off of court deposits in Others, and (c) R$89 million payment of court sentences for cases prior to 2022, in Others.

•	Provisions: net reversal of R$405 million, positively impacted by R$376 million related to Amazonas Energia from previous months and constitution of a R$29 million provision related to the unpaid portion of the R$58 million of energy billed by Balbina plant in 3Q24.

•	Adjusted regulatory EBITDA: R$6,775 million (up 8.7% YoY) reflecting the effects above and including R$610 million from equity income.

•	Adjusted IFRS net income: R$7,563 million (up 588% YoY) due to higher EBITDA coupled with the recognition of remeasurement of transmission assets after the 2024 RTP for a net amount of R$5,417 million (which had a positive impact on IFRS EBITDA but was neutral on regulatory EBITDA).

Earnings Release 3Q24 5

MAIN OPERATING AND FINANCIAL INDICATORS

Table 1 - Operating Highlights

	3Q24	3Q23	Δ%	2Q24	Δ%
Generation and Trading
Installed Generation Capacity (MW)	44,191	44,654	-1.0	44,279	-0.2
Assured Capacity (aMW)(1)	21,912	22,294	-1.7	22,012	-0.5
Net Generation (TWh)	112.8	146.9	-23.2	86.6	30.3
Energy Sold ACR (TWh)(2)(5)	13.7	8.5	60.8	9.5	45.0
Energy Sold ACL (TWh)(3)	16.4	12.7	29.2	15.9	3.7
Energy Sold Quotas (TWh)(3)	8.7	11.6	-24.9	8.6	1.1
Average ACR Price (R$/MWh)(4)	255.88	227.21	12.6	212.56	20.4
Average ACL Price (R$/MWh)	154.15	199.81	-22.9	144.85	6.4
Transmission
Transmission lines (km)	67,149	66,909	0.4	66,993	0.2
RAP (R$ mm)	17,015	17,714	-3.9	17,856	-4.7

(1) Assured Capacity (AC) reflects: (a) Ordinance GM/MME 544/21, which defined the revision of AC values of the plants that had their concession renewed due to capitalization (plants under the Quotas regime, Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes and Curuá-Una), with a significant reduction in AC as from 2023; (b) Ordinance GM/MME 709/22, with an Ordinary Review of the AC of hydroelectric plants as from 2023, affecting several Eletrobras plants; (c) increase in the AC of Santa Cruz TPP due to the closure of the Combined Cycle, as of ANEEL Order 481, of Feb 23, 2023, authorizing the start of commercial operation of a new generating unit at the plant; (d) exit of Candiota III TPP as of Jan/24; (e) inclusion of SPEs that started being consolidated: HPPs Teles Pires (Sep/23), Baguari (Oct/23), Retiro Baixo (Nov/23) and Santo Antonio (Nov/23); and (f) f) inclusion of the expanding wind farms Casa Nova B and Coxilha Negra with full AC in 2024.

(2) Does not include quotas;

(3) Includes contracts under Law 13,182/2015;

(4) The figures shown are the Assured Capacity of quotas in GWh.

(5) the significant increase in 3Q24 compared to 2Q24 was due to ACR contracts arising from the Tucuruí Hydrological Risk Renegotiation, in high amounts only in July and August

(6) Approved RAP for the current regulatory cycle, associated with active modules at the end of each period, including those that were active at the beginning of the cycle plus those that went into commercial operation. Includes transmission contracts of the companies Eletrobras Holding, Chesf, CGT Eletrosul, Eletronorte, TMT and VSB.

Table 2 - Financial Highlights

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Financial Indicators
Gross Revenue	12,960	10,599	22.3	10,280	26.1	33,811	32,617	-
Adjusted Gross Revenue	12,960	10,549	22.9	10,280	26.1	33,811	32,636	3.6
Net Operating Revenue	11,043	8,781	25.8	8,395	31.5	28,156	27,237	3.4
Adjusted Net Operating Revenue	11,043	8,700	26.9	8,395	31.5	28,156	27,224	3.4
Regulatory Net Operating Revenue	10,596	9,877	7.3	9,735	8.8	30,031	27,701	8.4
EBITDA	12,159	4,815	152.5	4,430	174.5	21,209	16,297	30.1
Adjusted EBITDA	11,964	4,530	164.1	4,204	184.6	20,698	15,457	33.9
Regulatory EBITDA	6,970	6,516	7.0	6,235	11.8	18,791	17,601	6.8
Adjusted Regulatory EBITDA	6,775	6,231	8.7	6,010	12.7	18,280	16,761	9.1
EBITDA Margin (%)	110.1	54.8	55,3pp	52.8	57,3pp	75.3	59.8%	15.5%
Adjusted EBITDA Margin (%)	108.3	52.1	56,3pp	50.1	58,3pp	73.5%	56.8%	16.7%
Return on Equity (ROE %)	8.4	2.7	5,7pp	3.9	4,5pp	8.4%	2.7%	5.7%
Adjusted Gross Debt	70,732	70,990	-0.4	72,034	-1.8	70,732	70,990	-0.4
Adjusted Net Debt (Adj Net Debt)	40,855	39,107	4.5	44,620	-8.4	40,855	39,107	4.5
Adj Net Debt/Adjusted LTM EBITDA	1.7	2.0	-15.3	2.6	-36.2	1.7	2.0	-15.3
Net Income	7,195	1,477	387.3	1,743	312.9	9,268	3,501	164.7
Adjusted Net Income	7,563	1,099	588.3	615	1,129.1	8,626	3,574	141.4
Investments	1,713	1,871	-8.4	2,000	64	4,934	4,386	12.5

Earnings Release 3Q24 6

1.	Operating Results
1.1.	Generation Segments

Generation Assets

In 3Q24, we operated 86 plants, of which 47 were hydroelectric, 7 thermal, 31 wind and 1 solar, taking into account corporate ventures, shared ownership and holdings via SPEs. Compared to 2Q24, there was a reduction of 13 wind farms, due to the sale of the Chapada do Piauí I and II wind farms (in which the Holding had a stake) and an increase of 1 wind farm due to the entry into commercial operation of CGT Eletrosul's Coxilha Negra 2 wind farm. As a result, at quarter’s end wind farms totaled 31, down from 43.

Our total installed capacity was 44,191 MW in 3Q24, which represents 22% of the total installed in Brazil. Of this total, 97% is derived from clean sources, with low greenhouse gas emissions.

Table 3 - Generation Assets

Source	Installed Capacity (MW)	Assured Capacity (aMW)	Accumulated Generated Energy (GWh)
Hydro (47 plants)	42,293.49	20,629.79	108,340.77
Thermal (7 plants)	1,270.23	1,058.60	3,244.46
Wind power (31 plants)	626.47	223.94	1,222.07
Solar (1 plant)	0.93	-	0.68
Total (86 plants)	44,191.12	21,912.32	112,807.98

System Data - Installed Capacity and Generation

In 3Q24, Brazil's installed capacity was 205,521.59 MW.

Chart 1 – Brazil’s Installed capacity - by source

Source: ANEEL’s Generation Information System - SIGA

Earnings Release 3Q24 7

Chart 2 - Generated Energy SIN - National Interconnected System (GWh)

Source: Operating Results 01/01 to 9/30/2024 - ONS

Eletrobras Data - Generated Energy

The total amount of energy generated by Eletrobras declined 12% YoY in 3Q24.

Chart 3 - Eletrobras - Net Energy Generation (GWh)

System Data - Energy Market

Table 4 - PLD

		3Q24	3Q23	Δ%	2Q24	Δ%
Market	GSF (%)	79.09	80.55	-1.8	99.19	-20.3
	PLD SE (R$/MWh)	169.67	72.73	133.3	62.83	170.0
	PLD S (R$/MWh)	169.72	72.73	133.4	62.83	170.1
	NE PLD (R$/MWh)	142.72	72.73	96.2	62.83	127.2
	PLD N (R$/MWh)	172.55	72.73	137.2	62.83	174.6

Earnings Release 3Q24 8

Chart 4 - GSF (%)

Chart 5 - Historical Average of Affluent Natural Energy (ENA) - SIN (%)

During 3Q24, the indicator fluctuated between its historical high and low, closing the quarter at 51%, close to the bottom of the 93-year historical band.

Chart 6 - Energy Stored in Reservoirs - SIN (%)

2024 has been low in terms of tributary flow, except for April and May, mainly due to the rains in the southern region of the country.. Taking into account the entire 93-year history, notably September 2024 was the 2nd worst September performance during the period.

Earnings Release 3Q24 9

New Projects

Two projects are at the construction stage which, when completed, will add approximately 330 MW to Eletrobras' installed capacity by year-end 2024. These are the Coxilha Negra Wind Farm, with 302 MW and located in Rio Grande do Sul, and the Casa Nova B wind farm, with 27 MW, located in Bahia.

At Coxilha Negra, to date the assembly of 55 of the 72 wind turbines was completed by the end of 3Q24. The wind farm began its test operation in February 2024. Commercial operation began in July 2024, in stages. At the end of 3Q24, 23 wind turbines at Coxilha Negra 2 were operating commercially and a further 13 were in test phase. The construction progress of the project is at 94%.

The works at Casa Nova B also progressed in 3Q24, with construction continuing on the Medium Voltage Network (MVN) and Line Entrance (EL). With regard to the RMT, the excavation, duct laying, cable laying and backfill phases have been completed, and the interconnection boxes for the input and output of the wind turbines are currently under construction with 15 of 35 completed by the end of September. The Casa Nova B Project has completed a wind farm which had been halted. At the end of 3Q24, the construction progress was at 72%.

1.2.	Trading Segment

Energy Sold in 3Q24

Eletrobras companies sold 38.7 TWh of energy in 3Q24, up 18% on the 32.8 TWh traded in 3Q23. The volumes sold include energy from plants under the quota regime, renewed by Law 12.783/2013, as well as from plants under the operating regime (Free Market - ACL and Regulated Market - ACR) and from consolidated SPEs (HPPs Teles Pires, as of Oct/23; Baguari, as of Oct/23; Retiro Baixo, as of Nov/23; and Santo Antonio, as of Nov/23).

Chart 7 - Energy Sold - ACL and ACR (TWh)

Chart 8 - Energy Sold - quotas (TWh)

Earnings Release 3Q24 10

ENERGY BALANCE

Table 5 - Energy Balance 3Q24 (aMW)

	2024	2025		2026		2027
Resources with no impact on the balance sheet (1)	1,192	0		0		0

Resources (A)	14,518	15,391		16,581		17,678
Own resources (2) (3) (4) (5)	12,899	14,185		15,449		16,628
Hydraulic	12,708	13,935		15,199		16,378
Wind	191	250		250		250
Energy Purchase	1,620	1,206		1,132		1,050
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Sales (B) (6)	12,848	9,599	12,099	7,599	9,099	5,990	7,240
ACR - Except quotas	3,638	3,099		3,099		2,990
ACL - Bilateral Contracts + STM implemented (range) (6)	9,210	6,500	9,000	4,500	6,000	3,000	4,250
Average prices Contracts signed
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	179	170	180	180	200	185	215
Balance (A - B)	1,671	5,792	3,292	8,982	7,482	11,688	10,438
Balance considering estimated hedge (9)	146	3,256	756	6,216	4,716	8,707	7,457
Decontracted energy considering estimated hedge (9)	1%	21%	5%	37%	28%	49%	42%

Contracts signed until 09/30/2024.

It should be noted that the balance sheet considers the SPEs consolidated by Eletrobras: Santo Antônio HPP (as of 3Q22), Baguari HPP and Retiro Baixo HPP (as of 4Q23), whether in terms of resources, sales or average prices. In the same way, it considers the SPE consolidated by Eletronorte: Teles Pires HPPs (as from 4Q23).

1. The Independent Energy Producers (IEP) contracts resulting from the Amazonas Distribuidora de-verticalization process, the thermal plant availability contracts and the Assured Capacity Quotas are not included in this energy balance, whether in resources, requirements (sales) or average prices. These resources are presented only for 2024 and are not considered for the following years due to divestments.

2. Own Resources include the plants migrating from the quota regime to the independent production regime (new IEPs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For the hydroelectric projects, an estimate of GFIS2 was considered, i.e. the Assured Capacity taking into account the Adjustment Factors due to Internal Losses, Losses in the Basic Grid and Availability as well as adjustments due to the particularities of the portfolio.

3. The revised Assured Capacity values, as defined in Ministerial Order No. 709/GM/MME, of November 30, 2022, are taken into account.

4. The plants currently under the quota regime will be granted a new concession under the Independent Energy Producer (IEP) regime, gradually over a 5-year period starting in 2023 (“Decotization”). The Assured Capacity values were defined in Ministerial Order GM/MME No. 544/21.

5. Taking into account the new concession grants from 2023 onwards for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Assured Capacity values were defined in Ministerial Order GM/MME No. 544/21.

6. The balances from 2025 to 2027 consider around 200 aMW of intercompany transactions, impacting the energy purchase and sales lines on the ACL.

Table 6 - Assured Capacity Quotas of Hydroelectric Power Plants (aMW)

	2024	2025	2026	2027
Assured Capacity Quotas (7) (8)	3,939	2,626	1,313	-

7. This does not include the Assured Capacity of the Jaguari HPP, of 12.7 aMW, whose concession is under provisional administration by Furnas.

8. Decotization will take place gradually over a 5-year period starting in 2023. The Assured Capacity values considered from 2023 onwards were those defined in Ministerial Order GM/MME No. 544/21.

9. The figures show an estimate of the decontracted energy. The estimated amount for 2024 is 88.0%. For the other years, an average historical GSF value from 2018 to 2023 of 81.8% was used. Source: CCEE, obtained from the CCEE website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao (in Portuguese), under the MRE option in the panel. It should be noted that this is only an estimate, based on facts that occurred in the past.

Earnings Release 3Q24 11

1.3.	Transmission Segment

Transmission Lines

The company ended 3Q24 with 74,0 thousand km of lines, being 67,1 thousand km of own lines and 6.8 thousand km of lines with partners, as well as 404 substations, including 295 of its own substations and 109 third-party substations.

Table 7 - Transmission Lines (Km)

Company	Own(1)	In Partnership (2)	Total
Chesf	22,055	1,831	23,886
Eletronorte	10,978	1,073	12,051
CGT Eletrosul	12,021	5	12,026
Furnas	22,094	3,902	25,996
Total	67,149	6,810	73,958

(1) Includes TMT (100%) and VSB (90%).

(1) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the project.

New Projects

245 large-scale transmission projects are being implemented, including reinforcements, improvements and auction projects. With respect to Nova Era Janapu, which was included in 2Q24. Nova Era Catarina, Nova Era Ceará, Nova Era Integração and Nova Era Teresina were included in 3Q24.

The group of new projects takes into account those registered with ANEEL's Transmission Management System (SIGET). Projects enter this group when they become part of SIGET, and leave it when either they are canceled or enter commercial operation.

The estimated investment is of R$ 13.2 billion, with an associated additional RAP of R$ 1.8 billion between 2024-2029. The projects will add approximately 2,359 km of TL and 9,695 MVA in substations. More information is available in the "Operating Data" document for 3Q24 available on the IR website.

According to the Improvement and Reinforcement Plans Management System (SGPMR), Eletrobras companies had a total of 11,130 small-scale events under implementation or to be implemented, of which 10,491 referred to small-scale improvements and 639 to small-scale reinforcements.

Earnings Release 3Q24 12

2.	Consolidated result | IFRS and regulatory

Table 8 - Income Statement IFRS (R$ mm)

	3Q24			3Q23		2Q24		9M24	9M23
	IFRS	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q	Adjusted	Adjusted	% Y/Y
Generation	8,348	0	8,348	6,368	31.1	5,828	43.2	20,109	19,415	3.6
Transmission	4,566	0	4,566	4,067	12.3	4,395	3.9	13,520	12,874	5.0
Others	46	0	46	114	-59.7	57	-18.6	182	348	-47.7
Gross Revenue	12,960	0	12,960	10,549	22.9	10,280	26.1	33,811	32,636	3.6
(-) Deductions from Revenue	-1,918	0	-1,918	-1,850	3.7	-1,884	1.8	-5,655	-5,412	4.5
Net Revenue	11,043	0	11,043	8,700	26.9	8,395	31.5	28,156	27,224	3.4
Energy resale, grid, fuel and construction	-4,014	0	-4,014	-3,020	32.9	-3,046	31.8	-9,917	-7,911	25.4
Personnel, Material, Services and Others	-2,005	313	-1,692	-1,682	0.6	-1,576	7.4	-4,862	-5,444	-10.7
Operating provisions	229	-480	-251	-115	118.1	-269	-6.7	-834	-200	318.0
Regulatory remeasurements - Transmission contracts	6,130	0	6,130	-12	-	0	-	6,130	-12	-
Other income and expenses	28	-28	0	0	-	0	-	0	0	-
EBITDA, before Equity holdings	11,411	-195	11,216	3,871	189.7	3,504	220.1	18,674	13,658	36.7
Equity holdings	749	0	749	659	13.6	700	6.9	2,025	1,798	12.6
EBITDA	12,159	-195	11,964	4,530	164.1	4,204	184.6	20,698	15,457	33.9
D&A	-990	0	-990	-925	7.1	-968	2.3	-2,955	-2,722	8.5
EBIT	11,169	-195	10,974	3,605	204.4	3,236	239.1	17,743	12,734	39.3
Financial Result	-2,788	563	-2,225	-2,022	10.1	-2,750	-19.1	-7,755	-7,705	0.7
EBT	8,381	368	8,749	1,584	452.5	487	1,698	9,988	5,030	98.6
Income Tax and Social Contribution	-1,186	0	-1,186	-485	144.7	129	-1,020.9	-1,362	-1,456	-6.5
Net Income	7,195	368	7,563	1,099	588.3	615	1,129.1	8,626	3,574	141.4

Earnings Release 3Q24 13

Table 9 - Regulatory DRE (R$ mm)

	3Q24			3Q23		2Q24		9M24	9M23
	Regulatory	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q	Adjusted	Adjusted	% Y/Y
Generation	8,001	0	8,001	6,368	25.6	6,310	26.8	20,676	19,415	6.5
Transmission	4,467	0	4,467	5,163	-13.5	5,254	-15.0	14,831	13,339	11.2
Others	45	0	45	114	-60.5	56	-18.9	179	348	-48.4
Gross Revenue	12,513	0	12,513	11,645	7.5	11,620	7.7	35,686	33,101	7.8
(-) Deductions from Revenue	-1,918	0	-1,918	-1,850	3.7	-1,884	1.8	-5,655	-5,412	4.5
Net Revenue	10,596	0	10,596	9,795	8.2	9,735	8.8	30,031	27,689	8.5
Energy resale, grid, fuel and construction	-3,135	0	-3,135	-2,334	34.3	-2,435	28.7	-7,960	-6,529	21.9
Personnel, Material, Services and Others	-2,014	313	-1,702	-1,685	1.0	-1,500	13.4	-4,901	-5,433	-9.8
Operating provisions	885	-480	405	-144	-382.4	-419	-196.7	-575	-283	103.1
Regulatory remeasurements - Transmission contracts	0	0	0	0	-	0	-	-	0	-
Other income and expenses	28	-28	0	0	-	0	-	-	0	-
EBITDA, before Equity holdings	6,360	-195	6,165	5,633	9.4	5,380	14.6	16,594	15,444	7.4
Equity holdings	610	0	610	598	2.0	629	-3.0	1,686	1,316	28.1
EBITDA	6,970	-195	6,775	6,231	8.7	6,010	12.7	18,280	16,761	9.1
D&A	-1,490	0	-1,490	-1,325	12.4	-1,450	2.7	-4,419	-3,988	10.8
EBIT	5,480	-195	5,285	4,905	7.7	4,559	15.9	13,862	12,773	8.5
Financial Result	-2,915	563	-2,351	-1,883	24.9	-3,055	-23.0	-8,166	-7,286	12.1
EBT	2,566	368	2,934	3,023	-2.9	1,504	95.0	5,696	5,486	3.8
Income Tax and Social Contribution	-410	0	-410	-610	-32.8	-208	96.9	-988	-1,477	-33.1
Net Income	2,156	368	2,524	2,413	4,6	1,296	94.7	4,707	4,009	17.4

(1) In 3Q24, the difference in regulatory generation revenue versus IFRS consists of the different treatment of Amazonas Energia's client billing in the amount of R$347 million, without impacting IFRS and Regulatory EBITDA.

Earnings Release 3Q24 14

2.1.	Operating Income

IFRS Generation Revenue

In 3Q24, recurring IFRS generation revenue was R$8.348 billion, an increase of R$1,930 million over 3Q23. The main reasons for the increase were: (a) the renegotiation of Tucuruí's hydrological risk, with an impact of R$1,327 million; and ( b) the incorporation of Teles Pires, contributing R$251 million. These increases were partially offset by the reduction of R$ 158 million due to the sale of TPP Candiota in January 2024.

Sequentially, the increase was of R$ 2,520 million. In addition to the contribution from Tucuruí, there was also the recognition in September of R$606 million in revenue related to energy sold to Amazonas Energia from April to August, including R$376 million related to billing from April to June, unrecognized in 2Q24.

Note on the sale of thermal power plants

On June 10, 2024, a contract was signed with Âmbar for the sale of Eletrobras' thermoelectric portfolio for R$4.7 billion, of which R$1.2 billion consists of earn-out. In addition, Âmbar immediately assumed the credit risk of the energy contracts in this portfolio.

On June 12, 2024, Provisional Measure 1,232 was published, amending the legislation on isolated systems. The text established that, if ANEEL recognizes the loss of service conditions, a corporate transfer plan can be approved as an alternative to terminating the concession. The Provisional Measure also changes the rules on energy purchase and sale contracts, which are currently reimbursable by the Fuel Consumption Account (CCC). As a result, Eletronorte signed Reserve Energy Contracts (CERs) with the Brazilian Electric Energy Trading Chamber (CCEE), backed by the Aparecida, Jaraqui, Tambaqui, Cristiano Rocha, Manauara and Ponta Negra TPPs.

Earnings Release 3Q24 15

In addition, the following were signed with Amazonas Distribuidora de Energia S/A: (i) Terms of Termination of the Power Purchase Agreements (CCVEEs) backed by the aforementioned plants; and (ii) Term of Waiver and Renunciation of pre-existing rights against the Federal Government relating to the purchase and sale of electricity arising from events prior to the "exchange of contracts for CERs".

The drafts of the CERs, the Terms of Termination and the Term of Waiver and Resignation were approved on a sub judice basis, under the terms of ANEEL Order No. 3.025, of July 10, 2024.

The Company has been in negotiations with the CCEE to start receiving the payments for the CERs since June 13, 2024, the date on which the energy provided for in the CERs began to be supplied.

Regulatory Generation Revenue

Recurring regulatory revenue was R$8,001 million in 3Q24, R$347 million lower than recurring IFRS generation revenue, reflecting the different treatment of Balbina and thermal power plant billing.

In the regulatory result, the methodology of previous quarters is maintained. All billing is recognized in revenue, whether or not it has been paid, followed by any provisions or reversals.

In the IFRS result, bad debts with no prospect of being collected are not recognized either in revenue or in provisions. If the prospect of collection returns, billing that was previously in default is recognized. The situation of default, and the respective accounting treatment, depends on each plant.

With respect to Balbina, the billing recognized in regulatory revenue was R$58 million in 3Q24, of which R$29 million was defaulted on, and consequently provisioned. In IFRS results, only the R$29 million effectively paid was recognized.

Regulatory revenue therefore differs from IFRS revenue in two ways: the recognition of Balbina's defaulted billing of R$29 million and the billing for the months prior to 3Q24 of R$376 million. This difference between the two views, IFRS and regulatory, also occurs in the same amount in the provision line.

In in regulatory revenue, both Balbina's unpaid billing for 3Q24 (R$ 29 million) and the thermal power plants' billing for months prior to 3Q24 (R$ 376 million) were recognized. This difference also occurs, in the same amount, in the provision line.

Below we present the difference between regulatory and IFRS operating result (EBITDA):

Consistent throughout the first half of 2024, there was no difference between IFRS and regulatory EBITDA.

In 3Q24, revenue of R$376 million was recognized in IFRS results for the months prior to 3Q24, with no corresponding provision. On the regulatory results, all of the 3Q24 revenue from the sale to Amazonas Energia was recognized in revenue, including the R$29 million default on Balbina. As for the regulatory provisions, there was an expense of the same R$29 million and also a reversal of R$376 million that had been provisioned in previous months.

Earnings Release 3Q24 16

Generation Revenue - by type of Contracting Environment

If we exclude from the recurring regulatory revenue the construction portion, and, especially, the effect of eliminations, we arrive at revenues from the sale of energy in all contracting environments of R$ 8,078 million in 3Q24, 25% and 28% higher than in 3Q23 and 2Q24, respectively.

The increase in revenue is mainly explained by volume of 1,872 aMW in 3Q24, being 3,445 aMW during the 50-day period from July 12 to August 30, when the contract extensions were valid and settled in the ACR, relating to the additional sale in the ACR from Tucuruí[1] totaling R$1,327 million in the quarter. In addition, revenue was impacted by the effects of the sale or purchase of equity holdings (M&A), full or partial, in generating plants, primarily from: (a) the sale of TPP Candiota, which contributed R$158 million in 3Q24; (b) an increase in the stake in Baguari and Retiro Baixo, which contributed R$87 million in 3Q24, up from R$22 million in 3Q23; and (c) an increase in the stake in Teles Pires, which contributed R$251 million in 3Q24.

Excluding the effects mentioned above, regulatory revenue totaled R$6,422 million, up 1.9% YoY, as a result of an average sales price 2.2% higher than the previous year coupled with a 0.4% decline in volume.

Table 10 - Generation Revenue by Contracting Environment (R$ mm)

Revenue Generation	Volume (aMW) (a)			Price (R$/MWh) (b)			Regulatory Revenue (c) = (a) x (b)
	3Q24	% Y/Y	% Q/Q	3Q24	% Y/Y	% Q/Q	3Q24	% Y/Y	% Q/Q
(+) Regulated Market	6,022	70.5%	50.9%	308	-7.7%	0.0%	4,097	57.3%	52.6%
Existing	2,641	1.6%	0.3%	225	4.6%	0.4%	1,313	6.3%	1.9%
M&As (4)	685	149.4%	-4.1%	158	-46.6%	-2.6%	239	33.2%	-5.6%
Tucuruí Extension	1,872	-	-	321	-	-	1,327	-	-
Thermal	824	25.2%	27.9%	669	-18.3%	-17.6%	1,217	2.3%	6.5%
(+) Free Market	7,399	29.4%	2.2%	157	-23.2%	7.1%	2,560	-0.6%	10.6%
Existing	7,092	24%	2.3%	157	-22.9%	7.5%	2,462	-4.4%	11.2%
M&As (4)	307	-	0.0%	145	-	-2.4%	98	-	-1.4%
(+) O&M (Quotas)	3,941	-25%	0.0%	84	1.8%	-9.0%	734	-23.7%	-8.0%
(+) ST Market (CCEE)(1)	1,766	-15.6%	-52.4%	178	140.4%	180.8%	696	103.0%	35.2%
(=) Ex others	19,128	15.2%	1.3%	191	8.2%	25.1%	8,087	24.7%	28.1%
(+) Other (2)	-	-	-	-	-	-	-86	28.3%	4325.0%
(=) Total	-	-	-	-	-	-	8,001	24.7%	26.8%
Recurring	-	-	-	-	-	-	8,001	25.6%	26.8%
Non-recurring	-	-	-	-	-	-	-	-	-

1 Referring to the 12th and 13th Existing Energy Auctions by the Tucuruí Plant, as a result of the extension of the grant period by signing an energy contract in the ACR due to the renegotiation of the hydrological risk of power generation, according to ANEEL Order No. 1,395, of May 20, 2019. Revenue for the period between July 12, 2024 and August 30, 2024.

Earnings Release 3Q24 17

Revenue Generation	Regulatory Revenue (c)			Accounting Adjustment (d) (3)			Accounting Revenue (e) = (c) + (d)
	3Q24	3Q23	2Q24	3Q24	3Q23	2Q24	3Q24	3Q23	3Q24 x 3Q23	2Q24	3Q24 x 2Q24
Regulated Market	4,097	2,605	2,685	347	0	-482	4,444	2,605	70.6	2,203	101.7
Free Market	2,560	2,575	2,314	0	0	0	2,560	2,575	-0.6	2,314	10.6
O&M (Quotas)	734	961	798	0	0	0	734	961	-23.7	798	-8.0
Short-term market (1)	696	343	514	0	0	0	696	343	103.0	514	35.2
Energy sales	8,087	6,485	6,312	347	0	-482	8,434	6,485	30.1	5,830	44.7
Others (2)	-86	-67	-2	0	0	0	-86	-67	28.3	-2	4325.0
Total	8,001	6,417	6,310	347	0	-482	8,348	6,417	30.1	5,828	43.2
Recurring	8,001	6,368	6,310	347	0	-482	8,348	6,368	31.1	5,828	43.2
Non-recurring	0	50	0	0	0	0	0	50	-100.0	0	-

(1) Short-term market: Electricity Trading Chamber (CCEE)

(2) Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales). The sale of energy from Candiota took place on the ACR market, and 48% of the volume sold (227 aMW) was obtained via the purchase of energy from Eletronorte on the free market. In 3Q23, Eletronorte's revenue from the sale of energy to Candiota was R$ 67 million, in the form of eliminations. Between 3Q23 and 3Q24, the volume sold by Eletronorte, excluding the effect of consolidating Teles Pires, rose by 1 .274 aMW.

(3) Amazonas' revenue of R$482 million in 2Q24 was not recognized as accounting revenue. In 3Q24, the difference of R$347 million between regulatory and IFRS revenue represents: (a) recognition on regulatory revenue of R$ 58 million related to the defaulted billing from Balbina for 3Q24, while on the IFRS revenue only the defaulted R$29 million was recognized, and (b) R$ 376 million recognized in IFRS revenue, referring to previously unrecognized billing prior to 3Q24.

(4) M&A: involves revenue from assets in which Eletrobras' stake has changed over the last 12 months.

Regulated Market (ACR)

Regulatory revenue from generation in the Regulated Contracting Environment (ACR) totaled R$2,784 million in 3Q24, up R$1,709 million YoY, primarily due to R$1,327 million from Eletronorte, arising from the renegotiation of Tucuruí’s hydrological risk, and the effect of R$162 million due to the incorporation of Teles Pires.

Free Market (ACL)

Regulatory revenue from generation in the Free Contracting Environment (ACL) totaled R$2,593 million in 3Q24, down R$87 million YoY, primarily due to the R$144 million reduction in Eletronorte's revenue, reflecting the 29% decline in average sales prices and the R$114 million reduction at Chesf due to the lower volume of energy contracted in the period. This was partially offset by the increase in the volume contracted at Eletrobras, with a positive impact of R$136 million.

CCEE Revenue

CCEE (short-term market) revenue was R$695 million in 3Q24, up R$353 million YoY.

Operation and Maintenance (O&M) Revenue - Plants Renewed by Law 12,783/2013

O&M Revenues were R$734 million, down R$228 million YoY, mainly reflecting the decotization process, mitigated by the effects of the yearly adjustment of the Annual Generation Revenue (RAG), according to Homologatory Resolutions No. 3,068/2022 (2022-2023 cycle) and No. 3,225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

Table 11 shows the breakdown of IFRS Generation revenue in line with the financial statements.

Earnings Release 3Q24 18

Power supply for distribution companies is obtained from clients who are not end consumers, such as distributors, traders and generators - contracts in the ACR and ACL. Power supply for end consumers, in turn, is obtained directly from end consumers, such as industry and commerce, with only ACL contracts.

Table 11 - Gross Revenue 3Q24 (R$ mm)

	3Q24
	Eletrobras + Furnas and Others	Chesf	Eletronorte	CGT Eletrosul	Total	Disposal	Consolidated IFRS
Power supply for distribution companies	2,313	120	3,642	204	6,278	-54	6,224
Power supply for end consumers	215	97	370	13	695	0	695
CCEE	150	265	268	12	695	0	695
O&M revenue	250	477	6	0	734	0	734
Generation Revenues	2,929	959	4,285	229	8,402	-54	8,348
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	2,929	959	4,285	229	8,402	-54	8,348

Table 12 - Gross Revenue 3Q23 (R$ mm)

Gross Revenue	3Q23
	Eletrobras + Furnas and Others	Chesf	Eletronorte	CGT Eletrosul	Total	Disposal	Consolidated IFRS
Power supply for distribution companies	1,920	154	1,816	391	4,281	-67	4,214
Power supply for end consumers	313	222	365	0	900	0	900
CCEE	100	56	181	6	343	0	343
O&M revenue	325	670	9	0	1,004	-43	961
Generation Revenues	2,658	1,102	2,370	397	6,527	-110	6,417
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	2,658	1,102	2,370	397	6,527	-110	6,417

IFRS Transmission Revenue

IFRS transmission revenue was R$4,566 million in 3Q24, up 12% over 3Q23, primarily due to increases of R$336 million and R$239 million in Contractual and Construction revenue, respectively, partially offset by the reduction of R$76 million in O&M revenue.

Earnings Release 3Q24 19

Table 13 - Transmission Operating Revenue (R$ mm)

	3Q24	3Q23%		2Q24%		9M24	9M23%
Transmission Revenues	4,566	4,067	12.3	4,395	3.9	13,520	12,874	5.0
Revenue from Operation & Maintenance	1,906	1,982	-3.8	2,058	-7.4	5,863	5,612	4.5
Construction Revenue	1,044	805	29.7	721	44.9	2,351	1,688	39.2
Contractual Revenue - Transmission	1,616	1,280	26.2	1,616	0.0	5,306	5,574	-4.8
Non-recurring items - Adjustments	0	0	-	0	-	0	0	-
Adjusted Transmission Operating Revenue	4,566	4,067	12.3	4,395	3.9	13,520	12,874	5.0

O&M revenue

O&M revenue was R$1.906 billion in 3Q24, down R$76 million YoY, mainly reflecting the R$57 million reduction in invoiced RAP, already deducted from the variation in amortizations of contractual assets.

Construction Revenue

Construction revenue for the periods is directly related to the investments made (appropriated and allocated) in transmission projects in progress. Construction revenue totaled R$1,044 million, up R$239 million over 3Q23, mainly reflecting an increase of R$92 million related to construction revenue from the SPEs Nova Era Teresina (R$58 million), Nova Era Integração (R$27 million) and Nova Era Ceará (R$6 million). In addition, the increase of R$82 million associated with greater investments in reinforcements and improvements added to the respective construction margins at Chesf, associated with contract 061/2001.

Contractual Revenue

Contractual (financial) revenue is associated with the application of inflationary indices to the balances of the contract assets of each concession. The accumulated IPCA index for July-Sept/2024 was 0.57%, while for July-Sept/2023 it was 0.27%. The IGP-M index varied by 1.72% and -2.77%, respectively, in the same periods. These effects are due to the application of IFRS rules and differ from the regulatory revenue, which applied the readjustment in July 2024, according to Homologatory Resolution No. 3,348/24, repositioning the RAPs for the 2024/2025 cycle.

Thus, contractual revenue in 3Q24 was R$1,616 million, R$336 million higher than in 3Q23. The impact on Eletrobras companies was:

(a) Chesf: up R$107 million, mainly due to the R$76 million increase in monetary restatement and of R$28 million in financial revenue from the renewed contract, due to the variation in the asset base;

(b) Eletrobras: R$105 million, mainly due to the increase of R$76 million in monetary restatement;

(c) CGT Eletrosul: R$50 million, mainly due to the increase of R$42 million in monetary restatement;

(d) Eletronorte: R$45 million, mainly due to the R$36 million increase in monetary restatement and R$14 million in RBNI financial revenue, and a decrease of R$5 million in RBSE financial revenue.

Earnings Release 3Q24 20

Regulatory Transmission Revenue

Regulatory transmission revenue was R$4.467 billion, down 13.5% and 15% compared to 3Q23 and 2Q24, respectively, reflecting the approval of the 2023 and 2024 periodic tariff review (RTP) processes, with emphasis on the review of revenue from concession contracts 057/2001, 058/2001, 061/2001 and 062/2001, extended by Law 12.783/2013.

Table 14 - IFRS vs. Regulatory Revenue (R$ mm)

	2Q24			2Q23			Regulatory Δ%
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory
Furnas	1,780	20	1,800	1,601	556	2,157	-16.5
Chesf	1,342	100	1,442	1,198	388	1,587	-9.1
CGT Eletrosul	519	-36	482	502	28	530	-9.0
Eletronorte	1,027	-182	845	813	123	937	-9.8
Eliminations	-102	0	-102	-48	0	-48	114.1
TOTAL	4,566	-99	4,467	4,067	1,095	5,163	-13.5

It is important to note that, in transmission, the drop in gross revenue mainly reflects two negative effects: a R$385 million drop in the Annual Permitted Revenue (RAP) and R$328 million in the form of the Adjustment Portion (PA) due to the postponement to 2024 of the Periodic Tariff Review (RTP) process for renewed contracts, originally scheduled to take place in 2023.

Regulatory Transmission Revenue: Approved RAP x Gross Revenue 3Q24

Chart 9 below shows the reconciliation between approved RAP and regulatory revenue in 3Q24, highlights of which will follow.

Graph 9 - Reconciliation of RAP and Transmission Revenue 3Q24 (R$ mm)

■	Approved RAP and PA 3Q24: Corresponds to ¼ of the RAP and PA, respectively, of R$16.983 million and R$1.529 million, approved for the 2024/2025 cycle by Homologatory Resolution no. 3.348/2024 of the transmission concession contracts of the Eletrobras companies (after Furnas incorporation), Chesf, CGT Eletrosul, Eletronorte, TMT and VSB;

Earnings Release 3Q24 21

■	Discount from Variable Portion: associated with the unavailability of transmission facilities, as regulated by Module 4 of the Rules for Transmission Services (available at ANEEL's website in Portuguese: https://www.gov.br/aneel/pt-br/centrais-de-conteudos/ procedimentos-regulatorios/regras-de-transmissao)

■	Prepayment Apportionment: relates to the difference arising from the collection deficit or surplus that occurs in the calculation carried out by the ONS, considered in the Credit Notice (AVC) issued by the ONS, then offset through the Adjustment Portion (PA);

■	CDE/Proinfa: correspond to the collection of sector charges (pass through) from consumers connected directly to Eletrobras' transmission facilities, referring to the energy development account and the program to encourage alternative sources of electricity, considered in the AVCs issued by the ONS;

■	CDE Fund: corresponds to the receipt via the CCEE of the amounts not collected as a result of discounts on tariffs, which are compensated annually by means of the Adjustment Portion. These amounts already include the PIS/COFINS portion;

■	New Investments: additional RAP for new installations (reinforcements and large-scale improvements) in the basic network, authorized with previously defined revenues, which started commercial operations during the quarter;

■	PIS/COFINS taxes: related to the billing of revenue from the Basic Grid, Border Basic Grid and Shared DIT, according to AVCs issued by the ONS.

2.2.	Other Income

Table 15 - Other Operating Revenues (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Other income	46	114	-59.7	57	-18.6	182	348	-47.7

Other Operating Income totaled R$46 million in 3Q24, down 59.7% from 3Q23. The variation is mainly due to events that occurred in 3Q23, but had no counterpart in 3Q24, including R$4 million received in August 2023 relating to a Leniency Agreement, and R$18 million relating to the recalculation of court deposit balances from 2023. In addition, there was a revenue reduction in O&M contracts for telecommunications in the subsidiaries, in the amount of R$9 million.

Earnings Release 3Q24 22

2.3.	Operating Costs and Expenses

Table 16 - Operating Costs and Expenses (R$ mm)

	2Q24	2Q23	Δ%	1Q24	Δ%	6M24	6M23	Δ%
Energy purchased for resale	1,452	807	79.9	797	82.2	2,986	2,087	43.1
Charges on use of the electricity grid	1,016	876	15.9	999	1.7	2,986	2,498	19.5
Fuel for electricity production	491	510	-3.8	464	5.8	1,461	1,441	1.4
Construction	1,055	866	21.8	787	34.1	2,483	1,920	29.3
Personnel, Material, Services and Others	2,005	2,525	-20.6	1,629	23.1	5,261	6,757	-22.1
Depreciation and Amortization	990	925	7.1	968	2.3	2,955	2,722	8.5
Operating provisions	-229	-173	32.2	-1	-	-34	-1,116	-97.0
Regulatory remeasurements	-6,130	12	-50,575.7	0	-	-6,130	12	-50,575.7
Costs and expenses	650	6,348	-89.8	5,642	-88.5	11,968	16,320	-26.7
Non-recurring events
(-) Non-recurring PMSO events	-313	-843	-62.9	-53	488.9	-399	-1,314	-69.6
(-) Non-recurring provisions	480	288	66.5	270	77.8	868	1,316	-34.0
(-) Retroactive Calculation ICMS increase	0	-40	-100.0	0	-	0	-34	-100.0
(-) Regulatory remeasurements	817	5,753	-85.8	5,859	-86.1	12,438	16,288	-23.6
Recurring Costs and Expenses	1,452	807	79.9	797	82.2	2,986	2,087	43.1

Energy purchased for resale

Energy purchased for resale totaled R$1,452 million in 3Q24, representing an increase of R$ 645 million compared to 3Q23, of which R$363 million at Eletrobras Holding, if which R$138 million from SAESA, due to the increase in CCEE costs, due to the low GSF in the period related to a scenario of low hydrology. In addition, there was a R$93 million increase due to the entry of incentivized energy PPA contracts, also at Eletrobras.

Charges on use of the electricity grid

Charges on the use of the network totaled R$1,016 million in 3Q24, up R$139 million YoY, explained mainly by the incorporation of Teles Pires into Eletronorte, adding R$111 million in charges for the use of the network, and by the TUST readjustment by the IPCA inflation index, which resulted in an increase of R$7 million in SAESA.

Fuel for electricity production

The costs associated with the use of fuel to produce electricity amounted to R$491 million in 3Q24, down R$19 million YoY, mainly reflecting the R$94 million drop at CGT Eletrosul due to the TPP Candiota sale. This effect was partially offset by a R$47 million increase at Eletronorte, due to the annual adjustment of the natural gas price and the dispatches Outside the Order of Merit and Price (FOMP), which are not eligible for reimbursement from the Fuel Consumption Account (CCC). In addition, there was a R$27 million increase at Eletrobras, also due to the natural gas price adjustment.

Earnings Release 3Q24 23

Construction

Construction-related costs totaled R$1,055 million in 3Q24, up R$189 million YoY, mainly due to the increase in costs related to new concessions, with R$96 million at Nova Era Janapu.

PMSO - Personnel, Material, Services and Other

Personnel

Recurring personnel costs and expenses totaled R$902 million in 3Q24, down 3.4% from R$934 million in 3Q23. There was a reduction of 192 employees from the sale of Candiota, totaling savings of R$11 million in 2024.

It is important to highlight that Personnel costs and expenses include R$10 million related to indemnity allowances for the readjustment of managers' salaries, bringing Eletrobras' practices in line with those of the market.

Additionally, the following were noted in the quarter: (a) pro rata recognition of R$75 million as Profit Sharing (PLR) and Short-Term Incentive (ICP), which in 2023 were fully booked in 4Q23; (b) greater recognition of hours worked as investments, with an increase of R$37 million in personnel costs in 3Q24.

Non-recurring effects: VDP totaling R$2 million in the period.

Material

Recurring material costs and expenses totaled R$64 million in 3Q24, up 27% compared to R$51 million in 3Q23. The rise in material costs was mainly explained by the R$10 million increase at Eletrobras as a result of higher direct purchases of materials for maintenance, health and safety.

There were no non-recurring effects in the quarter.

Services

Recurring costs and expenses with services totaled R$569 million in 3Q24, in line with R$574 million in 3Q23. The main highlights of the quarter were: (a) a reduction in personnel services of approximately R$37 million, reflecting, among other things, the reclassification of benefits to the Personnel account; and (b) an increase in the cost of operational maintenance services of approximately R$12 million.

There were no non-recurring effects in the quarter.

Others

Other recurring costs and expenses totaled R$157 million in 3Q24, up by R$97 million YoY, due to, among other effects, the R$65 million increase in consulting, legal and financial services.

It is worth noting that the expense with the premium paid for GSF insurance rose from R$15 million in 3Q23 to R$91 million in 3Q24, of which R$74 million from the extension of Tucuruí plant's ACR contracts recognized in July and August, with no counterpart in 3Q23. In return for this contracted protection, which is a product of the SP100 type, a revenue of R$126 million was recognized.

Non-recurring effects 3Q24: R$221 million, related to the write-off of court deposits and R$89 million, related to litigation prior to 2022.

Earnings Release 3Q24 24

Table 17 - PMSO 3Q24 (R$ mm)

PMSO (R$ million)	3Q24
	Eletrobras + Furnas and others	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	387	226	208	81	0	902	0	902
Voluntary Dismissal Plan (VDP) - Provision	0	3	-2	0	0	2	0	2
Material	19	13	27	5	0	64	0	64
Services	295	112	121	39	1	569	0	569
Other	360	51	96	3	1	511	-43	468
PMSO	1,061	405	451	129	2	2,048	-43	2,005
Non-recurring events
Personnel: Incentive Plans (PAE, VDP)	0	-3	2	0	0	-2	0	-2
Services: Commissions relating to the compulsory loan	0	0	0	0	0	0	0	0
Other: Judicial convictions	-89	0	0	0	0	-89	0	-89
Other: Write-off of court deposits	-216	0	0	-5	0	-221	0	-221
Recurring PMSO	755	401	453	124	2	1,735	-43	1,692
GSF Hedge Premium, Tucuruí, 12th and 13th auctions	0	0	74	0	0	74	0	74

Table 18 - PMSO 2Q23 (R$ mm)

PMSO (R$ million)	3Q24
	Eletrobras + Furnas and others	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	360	218	233	123	1	934	0	934
Voluntary Dismissal Plan (VDP) - Provision	0	22	0	0	0	22	0	22
Material	20	10	17	4	0	51	0	51
Services	325	86	133	55	1	601	0	601
Other	771	106	25	-7	7	901	16	917
PMSO	1,477	441	407	176	8	2,508	16	2,525
Non-recurring events
Personnel: Incentive Plans (PAE, PDV)	0	-22	0	0	0	-22	0	-22
Personnel: Other (allocation to investment activities, from January to September/2023, and PLR provision)	62	0	0	0	0	62	0	62
Services: Consultancy costs associated with the Transformation Plan ("TMO")	-27	0	0	0	0	-27	0	-27
Other: adjustment of judicial deposits written off	-846	0	0	0	0	-846	0	-846
Other: recovery of retroactive expenses Cal - CGT Eletrosul, transfer of CEPEL balance, refund to Eletrobras of funds from the ECFS-261 Financing and Grant Agreement	3	0	0	-14	0	-11	0	-11
Recurring PMSO	669	420	407	162	8	1,665	16	1,682

Table 19 - PMSO IFRS (R$ mm)

	3Q24			3Q23		2Q24		9M24			9M23
	Total (a)	Non-recurring (b)	Recurring (c) = (a) - (b)	Recurring	Δ%	Recurring	Δ%	Total (a)	Non-recurring (b)	Recurring (c) = (a) - (b)	Recurring	Δ%
Personnel	902	0	902	997	-9.5	923	-2.3	2,771	0	2,771	3,188	-13.1
VDP	2	-2	0	0	-	0	-	45	-45	0	0	-
Material	64	0	64	51	27.0	37	73.5	147	0	147	152	-2.8
Services	569	0	569	574	-0.9	415	36.9	1,464	-42	1,422	1,597	-10.9
Other	468	-311	157	60	159.3	200	-21.8	833	-311	522	507	2.9
Total	2,005	-313	1,692	1,682	0.6	1,576	7.4	5,261	-399	4,862	5,444	-10.7

Earnings Release 3Q24 25

Table 20 - Other Costs and Expenses (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Write-off of court deposits	221	866	-74	0	-	231	866	-73
Indemnization, losses and fines	57	4	1,202	128	-55	144	185	-22
Insurance	92	15	496	5	1787	130	46	183
Equity holdings	76	30	149	27	177	141	76	85
Taxes	10	10	0	16	-36	43	13	220
Donations and contributions	17	-17	-198	10	62	81	84	-3
Rent	17	15	12	8	117	38	58	-34
Recovery of expenses	-24	-59	-59	-6	282	-70	-121	-42
GSF	-1	34	-103	11	-109	44	96	-54
Others	3	18	-83	2	71	51	76	-32
Total	468	917	-49	200	134	833	1,379	-40

Operating Provisions

Table 21 - Operating Provisions (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Operating Provisions / Reversals
Provision/Reversal for Litigation	418	515	-18	89	370	646	1,626	-60
Estimated losses on investments	11	167	-93	-14	-180	-18	138	-113
Measurement at fair value of assets available for sale	-30	92	-133	41	-174	11	92	-88
Provision for the Implementation of Lawsuits - Compulsory Loan	3	57	-93	-17	-120	-47	17	-381
ECL - Loans and financing	-6	0	-	0	-	-10	-13	-20
ECL - Consumers and resellers	-59	-94	-36	-43	38	-235	-83	181
ECL - Other credits	-10	9	-203	-25	-60	-125	18	-782
Onerous contracts	52	0	-	45	17	136	0	-
Results of actuarial reports	-128	-97	31	-128	0	-384	-292	31
Other	-23	-477	-95	52	-144	60	-386	-115
Operating Provisions / Reversals	229	173	32	1	-	34	1,116	-97
Non-recurring items / Adjustments	-480	-288	66	-270	77	-868	-1,316	-34
Provision for Litigation	-418	-515	-18	-89	370	-646	-1,626	-60
Measurement at fair value of assets available for sale	0	-37	-100	-167	-100	-167	-37	346
Estimated losses on investments	-11	-167	-93	14	-180	18	-138	-113
Provision for the Implementation of Lawsuits - Compulsory Loan	-3	-57	-93	17	-120	47	-17	-382
ECL - Loans and financing	6	0	-	0	-	10	13	-21
Onerous contracts	-52	0	-	-45	17	-136	0	-
Impairment	0	0	-	0	-51	6	0	-
Restitution RGR	0	489	-100	0	-	0	489	-100
Adjusted Provisions/Reversals	-251	-115	118	-269	-7	-834	-200	318

Positive values in this table mean a reversal of provision.

■	Onerous contracts: main highlights were R$24 million reversals at CGT Eletrosul, R$15 million at Eletrobras and R$13 million at Chesf, following a reassessment of the onerous contracts values.
■	Provision for litigation: reversal of R$418 million in 3Q23 from R$515 million in 3Q23 with emphasis on: (a) constitutions of R$233 million and reversals of R$211 million, in addition to discounts of R$300 million for agreements signed regarding compulsory loans; (b) reversal of R$100 million related to the change in the likely outcome of a lawsuit; and (c) reversal of R$96 million at Eletrosul after rectification of the calculation by the expert in the labor lawsuit.

Earnings Release 3Q24 26

■	Measurement at fair value of assets held for sale: primarily reflects the process of divesting the stake in non-operating wind farms of the former direct investee Livramento Holding S.A., resulting in full control of the only operating company, Eólica Ibirapuitã S.A., with a R$92 million effect on Eletrosul in 3Q23. In 3Q24, the effects were R$18 million from the provision for devaluation of the equity stake in Lagoa Azul Transmissora and R$12 million from the adjustment of the asset held for sale of Santa Cruz, considering the updating of fixed assets through the new capital contributions.
■	Estimated losses on investments: primarily due to the R$80 million increase at Eletrobras, mainly due to the recovery of the investment in SPE MESA in 3Q23, with no counterpart in 3Q24.
■	Estimated losses on doubtful accounts (ECL) - consumers and resellers: in 3Q24, a provision of R$59 million was recorded, mainly due to the constitution of provision related to energy transmission defaults in the amount of R$56 million.
■	Result of actuarial reports: provision of R$133 million relating to the interest cost and current service cost defined in the 2024actuarial reports.

2.4.	Equity Holdings

Income from equity holdings include contributions of R$230 million from CTEEP and of R$148 million from Eletronuclear.

Table 22 – Equity Holdings (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Highlights Affiliates
Eletronuclear	148	212	-30.2	103	43.5	451	413	9.2
CEB Lajeado	9	12	-25.4	-	-	43	35	21.7
Cemar	71	67	5.5	52	36.8	178	54	229.8
CTEEP	230	247	-6.9	230	0.0	660	510	29.5
Emae	15	25	-39.8	8	90.7	40	25	58.2
Lajeado	31	33	-6.5	-	-	89	30	196.2
SPE highlights	504	597	-15.5	393	28.3	1,461	1.067	36.9
IE Madeira	11	37	-69.1	65	-82.6	92	160	-42.5
BMTE	-28	57	-149.0	55	-150.8	48	158	-69.7
Chapecoense	-35	52	-166.4	50	-169.1	-6	144	-104.4
ESBR Jirau	2	-9	-119.0	36	-95.5	35	5	645.1
IE Garanhuns	5	9	-47.0	20	-75.8	46	44	3.9
Norte Energia	-49	-143	-65.4	-174	-71.6	-125	-151	-17.4
Other Equivalents	360	58	515.1	132	172.4	496	371	33.6
TOTAL Equity Holdings	770	659	16.9	577	33.4	2,046	1.798	13.8

Earnings Release 3Q24 27

2.5.	EBITDA

Adjusted Regulatory EBITDA

Table 23 – Adjusted Regulatory EBITDA (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Net Revenue (1)	10,596	9,795	8.2	9,735	8.8	30,031	27,689	8.5
- Energy resale, grid charges, fuel	-3,135	-2,334	34.3	-2,435	28.7	-7,960	-6,529	21.9
- Personnel, Material, Services and Others	-1,702	-1,685	1.0	-1,500	13.4	-4,901	-5,433	-9.8
- Operating provisions (1)	405	-144	-382.4	-419	-196.7	-575	-283	103.1
- Other income and expenses	0	0	-	0	-	0	0	-
+ Equity Holdings	610	598	2.0	629	-3.0	1,686	1,316	28.1
Adjusted IFRS EBITDA	6,775	6,231	8.7	6,010	12.7	18,280	16,761	9.1
(1)	Recognizes the amounts of R$482 million in 2Q24 and R$432 million in 1Q24 relating to revenue from Amazonas Energia. Due to default, these balances are also fully recognized in operating provisions. As far as 3Q24 is concerned, billing from Amazonas continued to be recognized in revenue. As part of Balbina's billing is still in default, a provision of R$29 million was constituted in 3Q24. Thermal power plant billings for 3Q24 were not provisioned, while part of the defaulted amount prior to 3Q24, of R$376 million, was reversed from the provision.

In 3Q24, Adjusted IFRS EBITDA was R$6,775 million, up R$544 million YoY.

Regulatory net revenue added R$801 million to the result, especially revenue from the Tucuruí contract extensions of R$1,327 million in July and August, which was partially offset by a R$695 million reduction in transmission revenue[2]. In terms of costs and expenses, there was a R$801 million increase in spending on energy purchased for resale, charges in the use of grid and fuel purchases, costs related to generation and over which there is less management autonomy. PMSO expenses increased by R$17 million, or 1.0% compared to 3Q23, an increase lower than the accumulated inflation over 12 months of 4.42% as measured by the IPCA (Brazilian Consumer Price Index).

In the provisions line there was once again an inversion, with a net reversal of R$405 million in 3Q24 compared to net provisions of R$144 million in 3Q23, resulting in a positive variation of R$549 million. Of particular note was the reversal of the provision set up in months prior to 3Q24, relating to previously defaulted billing linked to the energy sale to Amazonas Energia, totaling R$376 million.

Finally equity income increased by R$12 million.

It is worth highlighting two important events in 3Q24: the contractual extension relating to the energy sold from Tucuruí and the recognition of revenue from the sale of energy to Amazonas Energia.

1)	Tucuruí contract extension - same effect on regulatory and IFRS results
a.	Gross revenue of R$1,327 million from the sale of energy in the ACR, as well as R$55 million and R$18 million from the sale of available energy from the Surplus and Deficit Compensation Mechanism (MCSD), respectively, in the ACL and short-term markets.
b.	Net income of around R$53 million due to the GSF insurance specifically related to this sale, through an SP100-type product, with a benefit of R$126 million compared to the premium paid of R$74 million for the insurance. The benefit, calculated on the basis of the insured volume and the difference between the guaranteed GSF and the actual GSF, and valued at the PLD, is recognized in the revenue from the CCEE's contracting environment, while the premium paid is recognized in other costs at PMSO.

2 Reflecting the tariff review process consolidated by Homologatory Resolution 3.348/2024 published by ANEEL and which defined the RAP and PAs for the 2024/2025 regulatory cycle that began in 3Q24.

Earnings Release 3Q24 28

2)	Sale of Energy to Amazonas Energia - difference between regulatory and IFRS in 3Q24
a.	In the regulatory result, revenue of R$58 million from energy sold by Balbina was recognized, with a provision of R$29 million for defaults. A provision of R$376 million was reversed for part of the energy billed in 1H24, due to the resumption of the prospect of receiving it.
b.	In the IFRS result, R$376 million was recognized in revenue, referring to part of the energy billed in 1H24, due to the likelihood of receiving the amounts. The paid amount of R$29 million for energy sold by Balbina was recognized in revenue.
Table 24 – Amazonas Energia (R$ mm)
	Regulatory	IFRS
Gross Revenue	58	405
Balbina 3Q24	58	29
Thermals 1S24	0	376
Provision	347	0
Balbina 3T24	-29	0
Thermals 1S24	376	0

Adjusted IFRS EBITDA

Adjusted IFRS EBITDA totaled R$11,964 million, up 164.1% YoY, mainly reflecting the positive effect of the Regulatory Remeasurement of transmission contracts, of around R$6,130 million. Also noteworthy was the revenue increase which more than offset the increase in generation costs, combined with a small advance in PMSO expenses and provisions. Finally, there was an increase in equity income.

Table 25 – Adjusted IFRS EBITDA (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Net Revenue	11,043	8,700	26.9	8,395	31.5	28,156	27,224	3.4
- Energy resale, grid, fuel and construction	-4,014	-3,020	46.1	-3,046	44.5	-9,917	-7,911	35.5
- Regulatory remeasurement – Transmission Contracts	6,130	-12	-70,806	0	-	6,130	-12	70,806
- Personnel, Material, Services and Others	-1,692	-1,682	0.9	-1,576	10.3	-4,862	-5,444	-15
- Operating provisions	-251	-115	165.3	-269	-9.3	-834	-200	445.1
- Other income and expenses	0	0	-	0	-	0	0	-
+ Equity Holdings	749	659	19.1	700	9.6	2,025	1,798	17.6
Adjusted IFRS EBITDA	11,964	4,430	164.1	4,204	184.6	20,698	15,457	33.9

The table with the EBITDA information in accordance with CVM Resolution no. 156 of 2022 can be found in Annex 4 of this document.

Earnings Release 3Q24 29

2.6.	Financial Results

Table 26 - Financial Result (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Financial Income	815	558	46.1	691	17.9	2,181	2,239	-2.6
Interest income, fines, commissions and fees	45	16	183.0	39	14.5	117	169	-30.7
Income from financial investments	835	800	4.4	546	52.8	1,955	2,108	-7.2
Late payment surcharge on electricity	18	27	-34.5	32	-43.2	96	115	-15.8
Other financial income	-24	111	-121.6	128	-118.7	178	368	-51.6
(-) Taxes on financial income	-59	-396	-85.1	-55	8.2	-165	-520	-68.2
Financial Expenses	-2,583	-2,517	2.6	-2,498	3.4	-7,551	-7,773	-2.8
Debt charges	-1,437	-1,653	-13.1	-1,500	-4.2	-4,561	-5,195	-12.2
CDE obligation charges	-622	-579	7.4	-613	1.4	-1,844	-1,699	8.5
River basin revitalization charges	-85	-89	-4.8	-83	2.3	-253	-265	-4.4
Financial discount for early payment - ENBpar	0	0	-	0	-	0	0	-
Other financial expenses	-440	-195	125.2	-302	45.5	-893	-614	45.5
Net Financial Items	-1,020	-1,160	-12.1	-1,115	-8.5	-3,328	-3,942	-15.6
Monetary changes	0.4	-718	-100.1	-190	-100.2	-536	-1,483	-63.8
Exchange rate variations	25	4	517.2	5	413.2	27	195	-86.1
Change in fair value of hedged debt net of derivative	-729	-260	180.0	-372	96.1	-1,292	-727	77.6
Monetary updates - CDE	-236	-86	173.3	-367	-35.8	-1,096	-1,167	-6.0
Monetary updates - river basins	-43	-18	142.5	-67	-36.3	-196	-243	-19.1
Change in derivative financial instrument not linked to debt protection	-38	-82	-54.1	-124	-69.7	-234	-516	-54.7
Financial Results	-2,788	-3,119	-10.6	-2,922	-4.6	-8,698	-9,475	-8.2
Adjustments	0	0	0	0	0	0	0
Income from Discos + AIC	0	-20	-	0	-	0	-60	-
Settlement of tax credits / Fines and Infraction Notices	0	29	-	0	-	0	29	-
Compulsory loan monetary restatement	214	315	-31.8	172	24.6	594	1,027	-42.2
Court deposits written off as a result of the conciliation project	100	451	-77.7	0	-	100	451	-77.7
Adjustment of monetary update rate from court deposits	249	0	-	0	-	249	0	-
PIS/Cofins taxes (IOE)	0	324	-	0	-	0	324	-
Adjusted Financial Result	-2,225	-2,022	10.1	-2,750	-19.1	-7,755	-7,705	0.7

In 3Q24, the adjusted financial result was negative R$2,225 million, compared to a negative result of R$2,022 million in 3Q23. The main variations in 3Q24 were:

■	Lower debt charges, from R$1,653 million in 3Q23 to R$1,437 million in 3Q24 mainly due to the positive R$215 million impact from the reduction in Selic/CDI rates between the periods compared.
■	Monetary restatement (Selic) on the contingency provision for compulsory loans was R$214 million in 3Q24, down from the R$315 million recorded in 3Q23 , due to the reduction in the provision inventory and the variation in the Selic rate.
■	Taxes on financial income, which decreased by R$337 million when compared to 3Q23, due to an impact of R$327 million of PIS/COFINS on IOE received intercompany, with no counterpart in 3Q24.
■	CDE obligation charges and CDE monetary updates (IPCA financial expenses + charges on the outstanding balance of CDE obligations, the charge being 7.6% per year) amounted to R$857 million in 3Q24. The R$192 million variation vs. 3Q23 is due to the monetary variation of the IPCA. These obligations were established by Law 14.182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for power generation for another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.

Earnings Release 3Q24 30

■	River basin revitalization charges (5.67% charge), of R$85 million in 3Q24, and Monetary updates – River basins of R$43 million. These obligations were established by Law 14.182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for power generation, for a further 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
■	Variation in derivative financial instrument not linked to debt protection: positive increase in the amount of R$44 million due to gains on derivatives at Eletronorte in 3Q24, influenced by the variation in the quantity of energy, macroeconomic indices (dollar and Selic) and projection of the price of aluminum on the London Metal Exchange - LME, used as a reference for payment of the premium provided for in certain contracts. The result considered the average projection for aluminum on the LME for the next 3 months, which was lower than the ceiling price stipulated in the contract and the previous projections.
■	Other financial expenses: an increase of R$254 million, mainly due to the write-off of court deposits, resulting in an R$100 million impact on Eletrobras (considering monetary update) and an adjustment of the monetary update rate of court deposits with a R$249 million effect. This was partially offset by events that occurred in 3Q23 and had no counterpart in 3Q24, including the reclassification of expenses in the balance of R$ 47 million and the transfer of amounts made by Eletrobras to the Itaipu’s Electricity Commercialization account of R$ 22 million.
■	Variation in the fair value of the hedged debt net of the derivative: we highlight the effect of the hedge contracted through a Swap Cross-Currency Fixed Float, aimed at protecting the bonds issued in September against exchange rate and interest rate variations, assuming a liability position in Reais, and the change in value of the liability linked to the variable interest rate curve in Reais. However, the fair value of the debt deviated from the issue value, generating an adjustment in the value of the liability and, consequently, a negative impact of R$146 million in 3Q24.

Table 27 - CDE Charges and Projects - Law 14.182/2021 (R$ mm)

	3Q24
	Eletrobras + Furnas and others	Chesf	Eletronorte	Total
Debt charges - CDE obligations	-179	-260	-183	-622
Debt charges - Revitalization of river basins	-22	-34	-29	-85
Passive monetary restatement - CDE obligations	-68	-99	-69	-236
Passive monetary updating - Revitalization of river basins	-11	-17	-14	-43
Total CDE charges and Projects - Law 14.182/2021	-280	-410	-295	-985
2.7.	Current and Deferred Taxes

Adjusted income tax and social contribution expenses totaled R$1,186 million in 3Q24, compared to an expense of R$485 million in 3Q23.

Table 28 - Income Tax and Social Contribution (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Current income tax and social contribution	-229	332	-168.9	-473	-51.6	-723	-468	54.6
Deferred income tax and social contribution	-957	373	-356.4	1,676	-157.1	435	201	115.9
Income tax and social contribution Total	-1,186	705	-268.1	1,203	-198.6	-288	-266	8.2
Adjustments
IOE	0	-1,190	-100	0	-	0	-1,190	-100
Constitution of deferred taxes on tax losses/negative basis	0	0	-	-1,074	-100	-1,074	0	-
Adjusted income tax and social contribution	-1,186	-485	144.7	129	-	-1,362	-1,456	-6.5

Earnings Release 3Q24 31

3.	Debt and receivables

Gross debt was R$ 69,9 billion in 3Q24, down R$2, 0 billion compared to 2Q24 and in line with 3Q23.

In 3Q24, we issued bonds totaling US$750 million on the international market (R$4,2 billion) to refinance debts. This was the first issue in US$ by Eletrobras post privatization.

As a result of liability management and the 200 bps reduction in the basic interest rate (Selic), the average debt maturity was reduced by around 0.2 months and the average total cost declined from CDI + 1.08% p.a. to CDI + 0.59% p.a. compared to 3Q23.

The net debt/adjusted regulatory EBITDA ratio reached 1.7x in 3Q24 from 1.9x in 2Q24 and 1.8x in 3Q23.

Over the course of 2024, the Eletrobras Group companies raised R$22.1 billion in funds. In April, Eletrobras' first joint and coordinated issue marked the beginning of the use of standardized instruments, resulting in a shorter issuance period and lower costs for the Company. Approximately R$5.5 billion in debentures were issued, of which approximately R$3.4 billion were used to repay debts in 2024.

In June, the second joint issue was concluded, being: a) R$ 4.9 billion in debentures at Chesf, at a cost of IPCA + 6.77% p.a. and a term of 7 years; and b) R$ 2 billion in Commercial Notes and R$ 4 billion in bank debt at the Holding level at a cost of CDI + 0.75% p.a. and ranging from CDI + 0.69% to 1.84% p.a., respectively, both maturing in 2 years.

In September, bonds were issued at a cost of 6.50% per year, maturing in 10 years. At the same time, the following funds were raised: i) Chesf's 4th issue of debentures and Eletronorte's 6th issue of debentures, in the amount of R$1.9 billion each, at a cost ranging from CDI + 0.85% to 1.05% p.a. and with terms of 7 and 10 years; and ii) Eletrobras' 6th issue of debentures, in the amount of R$1.63 billion, at a cost of IPCA + 6.88% p.a. and with a term of 10 years. The debentures were settled at the beginning of October.

3.1.	Holding / Parent Company and Consolidated

Chart 10 - Loans and Financing Payable (R$ billion)

Earnings Release 3Q24 32

3.1.1.	Net Debt

Table 29 - Net Debt (R$ mm)

	09/30/2024	06/30/2024	09/30/2023
(+) Gross Debt	69,869	71,914	70,511
(+) Derivatives (currency hedge) Net	863	120	479
(-) (Cash and Cash Equivalents + Current Securities)	28,378	26,167	31,276
(-) Restricted Cash for Loans and Financing	875	623	0
(-) Loans receivable	624	624	422
(-) Net balance of Itaipu Financial Assets	0	0	184
Net Debt	40,855	44,620	39,107

Table 30 - Gross Debt Breakdown

Creditor	Index	Average cost (per year)	Total Balance (R$ million)	Share of Total (%)
Debentures and Commercial Notes	CDI	CDI + 0.85% to 2.20%	19,862	28.43%
Debentures and Commercial Notes	IPCA	IPCA + 3.75% to 7.029%	14,906	21.33%
BNDES	TJLP, IPCA, Pre-fixed rate	IPCA + 5.38% to 6.41%; TJLP to TJLP + 3.28%	7,236	10.36%
Banco do Brasil	CDI, IPCA, TJLP	TJLP + 1.89% to 2.13%, CDI + 2% to 2.25%, IPCA + 6.56%	3,717	5.32%
Caixa Econômica Federal	IPCA	IPCA + 6.56%	1,558	2.23%
Bradesco	IPCA, CDI	IPCA + 6.56%; CDI + 2.09%	1,400	2.00%
Banco do Nordeste do Brasil	IPCA, TFC	IPCA + 2.33% to 6.56%, 2.94% to 9.5%	1,387	1.98%
Petrobras / Vibra Energia	Selic	Selic	448	0.64%
Itaú	IPCA, CDI	IPCA + 6.56%; CDI + 2.28%	614	0.88%
Other creditors	CDI, IPCA, TJLP, Fixed rate	CDI + 1.60% to 2.49%, 122.84% CDI, 2.94% to 8.5%; TJLP + 5%	4,457	6.38%
Foreign Currency - Bonds and other debts	USD	2,41% to 4,63%	14,063	20.13%
Foreign currency - other debts	EUR	2,00% to 4,50%	222	0.32%
TOTAL			69,869	100%

* It should be noted that the Company has carried out exchange rate hedge operations for some of its foreign currency debts. Their respective equivalent rates (post hedge) linked to the CDI are shown below:

2025 Bonds - 97.41% of CDI

2030 Bonds - CDI + 1.70% p.a.

Citibank - CDI + 0.95% to 1.70% p.a.

** Exposure to BNDES only considers contracts of the BNDES Direto line of credit.

Earnings Release 3Q24 33

4.	Loans and Financing (Receivables)

4.1.       Holding / Parent Company and Consolidated

Chart 11 - Receivables (R$ billion)

Does not include ECL of R$3,989 million and current charge.

5.	Investments

Table 31 - Investments (R$ mm)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Generation Corporate	534	486	10	732	-27.0	1,768	1,490	18.7
Implementation / Expansion	216	193	12	412	-47.5	1,544	691	123.5
Maintenance	318	292	9	320	-0.6	224	799	-72.0
Transmission Corporate	965	958	0.6	668	43.5	2,257	2,156	4.7
Expansion	93	56	67.1	22	325.3	119	134	-11.3
Reinforcements and improvements	830	834	-0.5	610	36.1	2,039	1,868	9.1
Maintenance	41	68	-39.7	36	14.3	100	154	-35.3
Infrastructure and Others	214	93	131.1	118	21.7	422	257	64.3
SPEs[1]	0	334	-	481	30.6	486	483	0.7
Generation - Contributions	0	0	-	478	-	478	56	755.6
Generation - Acquisition	0	334	-	0	-	0	398	-
Transmission - Contributions	0	0	-	3	-	8	29	-72.1
Transfer - Acquisition	0	0	-	0	-	0	0	-
Total	1,713	1,871	-8.4	2,000	-14.3	4,934	4,386	12.5

In 2Q24 and 9M24, the capital contribution of R$478 million to Generation was destined for Teles Pires in order to adjust its capital structure.

Earnings Release 3Q24 34

Generation

Investments in generation totaled R$534 million in 3Q24, with the main amounts spent on:

Table 32 – Investments in Generation (R$ mm)

3Q24
Maintenance	318
Eletronorte	96
CGT Eletrosul	3
Eletrobras	47
CHESF	148
SPEs	24
Expansion	216
Eletronorte	0.1
CGT Eletrosul	203
Eletrobras	6
CHESF	7
Total	534

▪	Expansion - R$ 203 million at Coxilha Negra Wind Farm, by CGT Eletrosul, with the start of commercial operation of the wind turbines. Also noteworthy is the R$ 6 million investment in the Casa Nova B wind farm, by Chesf.
▪	Maintenance - Chesf invested R$148 million, specifically for the replacement of equipment at Paulo Afonso IV and Sobradinho plants. Eletronorte invested R$96 million, primarily in the Balbina, Tucuruí and Mauá 3 power plants. Furnas invested R$ 47 million in maintenance, primarily in the Porto Colômbia, Batalha, Manso, Marimbondo and Corumbá HPPs.

Transmission

Investments in transmission totaled R$965 million in 3Q24, distributed among:

Table 33 – Investments in Transmission (R$ mm)

3Q24
Reinforcements and improvements	830
Eletronorte	155
CGT Eletrosul	69
Furnas	317
Chesf	289
SPEs	0
Maintenance	24
Eletronorte	8
CGT Eletrosul	10
Eletrobras	5
Telecommunications	18
Expansion	93
Eletronorte	22
Chesf	-8
Eletrobras	79
Total	965

▪	Chesf - R$289 million in reinforcements and improvements, with emphasis on the Delmiro Gouveia, Messias, Jardim and Teresina substations (SEs), Bongi, Poções and compliance with the improvement plan for SEs and transmission lines, of which R$37 million was invested in large-scale reinforcements and improvements and R$91 million in small-scale ones.
▪	Eletrobras (Furnas) - R$316 million in reinforcements and improvements, in the Ivaiporã, Itaberá, Araraquara, Brasília Sul, SE Vitória, Adianópolis and Poços de Caldas substations, of which R$189 million was invested in large-scale reinforcements and improvements and R$26 million in small-scale ones.
▪	Eletronorte - R$156 million was invested in reinforcements and improvements, primarily in the Presidente Dutra, Porto Velho, Imperatriz, Vila do Conde and Marabá substations, where
R$88 million were invested in large-scale reinforcements and improvements and R$ 14 million in small-scale improvements.
▪	CGT Eletrosul - R$ 69 million in reinforcements and improvements, primarily the Areia, Gravataí, Gravataí II, Itajaí and Blumenau substations, where R$24 million was invested in large-scale reinforcements and improvements and
R$1 million in small-scale improvements

Earnings Release 3Q24 35

6.	ESG

Table 34 - ESG KPIs 2Q24

Pillar	KPI	3Q24	3Q23	Variation
Prosperity	Investment in Technology and Innovation YTD amounts (R$ million)	443	385	15%
Planet	Accumulated GHG Emissions for the year (Scopes 1, 2 and 3) (tCO2 e)	2,605,049[1]	3,926,979	-34%
People	Accident Frequency Rate - own employees (with time off)	0.54	2.25	-76%
	Women in the workforce (%)	21	18	3 p.p.
	Leadership positions held by women (%)	26	24	2 p.p.
Governance	Complaints answered on time (%)	100	95	5 p.p

The figures presented are preliminary and unassured. They may be adjusted according to the processes of data calculation, verification and updating.

(1) The reduction in emissions is mainly related to the removal of coal-fired thermoelectric generation from the Company's electricity matrix.

Earnings Release 3Q24 36

7.	Cash Flow

In 3Q24, funds generated by operating activities reached R$8.0 billion, up by R$3.4 billion compared to the R$4.6 billion recorded in 2Q23. Positive free cash flow totaled R$6.1 billion in 3Q24.

Cash generation in 3Q24 was used to: (a) service debt (R$1.4 billion), (b) make investments (R$1.9 billion) and (c) pay litigation (R$1.1 billion).

Table 35 - Cash Flow (R$ bn)

	3Q24	3Q23	Δ%
Adjusted Regulatory EBITDA, before Equity Holdings	6.2	5.6	9.4
EBITDA Adjustment	0.2	0.3	-31.6
Income Tax and Social Contribution	-0.6	-0.8	-28.4
Working Capital	-0.4	-1.5	-71.8
Privatization Charges	0.0	0.0	-
Dividends Received	0.2	0.2	4.6
Operating Cash Flow	5.6	3.8	46.4
Investments*	-1.9	-1.3	44.6
Free Cash Flow	3.6	2.5	47.4
Debt Service	-1.4	-0.8	81.4
Litigation	-1.1	-0.2	393.4
Net Funding**	-1.9	10.1	-118.6
Receipt of Loans and Financial Charges	0.0	0.8	-96.1
Disposal of equity holdings	2.4	0.8	193.4
Dividends	0.0	0.0	-
Free Net Cash	1.7	13.2	-87.0
Change in Restricted Cash (short and long term)	0.5	-0.7	-166.0
Change in Financial Investments (long-term)	0.0	0.1	-89.4
Net Cash	2.2	12.7	-82.5

* Excludes generation contributions.

**Net funding: raising debt, net of issuance costs.

Earnings Release 3Q24 37

8.	Annexes

Results by company in Excel, available soon on the Eletrobras IR website.

8.1.       Annex 1 - Financial Statements

Table 36 - Balance Sheet (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
ASSETS	9/30/24	12/31/23	9/30/24	12/31/23
CURRENT
Cash and cash equivalents	11,918,637	5,698,457	21,678,616	13,046,371
Restricted cash	378,874	250,060	757,368	572,869
Securities	4,569,274	2,477,747	6,699,815	5,920,171
Clients	1,551,828	0	5,402,015	5,210,482
Transmission contract assets	4,448,937	0	10,117,829	11,159,426
Financing, loans and debentures	575,321	1,099,798	13,341	367,741
Equity holdings remuneration	1,476,925	2,358,819	347,368	871,558
Taxes and Contributions	1,200,945	893,865	1,544,622	1,274,969
Income tax and social contribution	1,477,069	554,421	2,228,149	2,932,258
Right to compensation	708,808	940,268	736,378	980,206
Warehouse	51,005	204	474,816	426,690
Derivative financial instruments	164,341	0	374,984	373,606
Others	650,770	414,679	1,522,817	1,698,824
	29,172,734	14,688,318	51,898,118	44,835,171

Assets held for sale	704,407	221,972	3,179,796	3,187,141
	29,877,141	14,910,290	55,077,914	48,022,312

NON-CURRENT
LONG-TERM ASSETS
Restricted cash	1,401,227	0	2,700,333	2,200,078
Right to compensation	856,002	1,332,167	890,464	1,385,479
Financing, loans and debentures	6,566,899	6,852,841	610,369	260,409
Clients	179,697	0	608,073	649,446
Securities	415,916	432,355	426,135	432,724
Taxes and Contributions	9,626	804,582	363,153	1,153,616
Deferred income tax and social contribution	1,317,441	0	7,532,917	6,725,087
Bonds and linked deposits	4,202,306	3,337,816	6,068,170	6,246,082
Transmission contractual assets	20,895,550	0	55,917,085	50,052,912
Derivative financial instruments	529,236	0	778,869	0
Others	2,115,372	1,495,993	1,810,232	1,053,164
	38,489,272	14,255,754	77,705,800	70,158,997
INVESTMENTS
Equity Accounted	112,317,270	141,814,345	31,277,659	32,100,302
Held at fair value	926,247	1,046,762	965,956	1,104,381
	113,243,517	142,861,107	32,243,615	33,204,683

FIXED ASSETS	5,767,029	201,942	36,215,265	35,805,421

INTANGIBLE	20,777,128	129,890	78,557,601	79,866,241

	178,276,946	157,448,693	224,722,281	219,035,342

TOTAL ASSETS	208,154,087	172,358,983	279,800,195	267,057,654

Earnings Release 3Q24 38

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
LIABILITIES AND SHAREHOLDERS’ EQUITY	9/30/24	12/31/23	9/30/24	12/31/23
CURRENT
Loans, financing and debentures	10,309,062	7,782,422	12,761,650	11,330,847
Compulsory loans - Agreements	1,094,131	896,746	1,094,131	896,746
Compulsory loans	1,317,149	1,257,291	1,317,149	1,257,291
Suppliers	714,006	155,989	2,000,911	2,963,867
Taxes and Contributions	192,557	241,541	672,958	992,887
Income tax and social contribution	0	0	58,750	29,675
Onerous contracts	0	0	178,198	120,660
Shareholder remuneration	30,998	1,110,416	34,710	1,154,836
Personnel obligations	448,735	213,767	1,065,249	1,634,933
Post-employment benefits	9,602	0	301,312	292,990
Provision for litigation	1,719,453	1,993,061	1,929,649	2,290,873
Sector charges	94,327	0	775,752	765,619
Obligations under Law 14,182/2021	789,659	0	2,826,404	2,161,176
Leasing	12,461	10,959	27,377	44,020
Derivative financial instruments	466,830	0	683,365	0
Others	458,137	89,312	898,220	948,907
	17,657,107	13,751,504	26,625,785	26,885,327

Liabilities associated with assets held for sale	0	0	134,189	274,464
	17,657,107	13,751,504	26,759,974	27,159,791

NON-CURRENT
Loans, financing and debentures	37,723,956	28,354,875	57,107,021	49,449,443
Provision for litigation	15,576,208	15,598,552	21,552,344	24,250,819
Post-employment benefits	1,056,507	859,753	5,460,483	5,293,808
Obligations under Law 14,182/2021	10,759,770	0	37,868,930	37,358,230
Onerous contracts	26,448	0	757,045	950,468
Reimbursement Obligations	0	0	12,076	0
Leasing	79,773	24,972	158,384	172,727
Concessions payable - Use of public assets	38,077	0	565,628	566,172
Advances for future capital increases	106,099	98,252	106,099	98,252
Derivative financial instruments	180,108	645,302	180,108	657,514
Sector charges	728,917	0	970,858	432,341
Taxes and Contributions	109,907	0	423,681	574,781
Deferred income tax and social contribution	2,227,704	440,834	4,622,777	5,721,830
Others	631,412	251,567	1,867,834	1,906,834
	69,244,886	46,274,107	131,653,268	127,433,219

Earnings Release 3Q24 39

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	9/30/24	9/30/23	9/30/24	9/30/23
SHAREHOLDERS' EQUITY
Share capital	70,099,826	70,099,826	70,099,826	70,099,826
Share issue costs	-108,186	-108,186	-108,186	-108,186
Capital Reserves and Granted Equity Instruments	13,902,040	13,889,339	13,902,040	13,889,339
Treasury shares	-2,176,507	-2,114,256	-2,176,507	-2,114,256
Profit reserves	37,536,594	37,536,595	37,536,594	37,536,595
Proposed additional dividend	0	216,114	0	216,114
Accumulated profit	9,255,146	0	9,255,146	0
Accumulated other comprehensive income	-7,256,819	-7,186,060	-7,256,819	-7,186,060
Amounts recognized in other comprehensive income classified as held for sale	0	0	0	0
Controlling shareholders	121,252,094	112,333,372	121,252,094	112,333,372

Non-controlling shareholders	0	0	134,859	131,272

TOTAL SHAREHOLDERS' EQUITY	121,252,094	112,333,372	121,386,953	112,464,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	208,154,087	172,358,983	279,800,195	267,057,654

Earnings Release 3Q24 40

Table 37 - Income Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	9/30/24	9/30/23	9/30/24	9/30/23
CONTINUING OPERATIONS

Net operating revenue	2,647,184	93,997	28,156,480	27,236,793

Operating costs	-1,761,960	-73	-14,953,212	-13,142,453

GROSS PROFIT	885,224	93,924	13,203,268	14,094,340

Operating expenses	-675,238	-432,991	-3,144,766	-3,165,615

Regulatory Remeasurements - Transmission Contracts	2,229,490	0	6,129,771	-12,144

OPERATING RESULT BEFORE FINANCIAL RESULT	2,439,476	-339,067	16,188,273	10,916,581

FINANCIAL RESULT	-3,200,964	-2,986,055	-8,697,910	-9,475,192

Income from interest, fines, commissions and fees	726,656	623,391	116,872	168,667
Income from financial investments	872,896	600,328	1,955,055	2,107,572
Late payment surcharge on electricity	850	1,137	96,498	114,651
Other financial income	117,498	327,975	177,927	367,864
(–) Taxes on financial income	-116,611	-438,938	-165,097	-519,695
Financial Income	1,601,289	1,113,893	2,181,255	2,239,059

Debt charges	-2,423,204	-1,929,835	-4,561,343	-5,194,825
CDE obligation charges	-178,795	0	-1,844,288	-1,699,479
River basin revitalization charges	-22,317	0	-252,910	-264,562
Other financial expenses	-693,039	-269,954	-892,893	-613,859
Financial expenses	-3,317,355	-2,199,789	-7,551,434	-7,772,725

Monetary updates – CDE	-67,801	0	-1,096,405	-1,166,965
Monetary updates – river basins	-11,212	0	-196,420	-242,876
Monetary reliefs	-458,765	-1,313,260	-536,390	-1,483,117
Exchange rate variations	61,018	134,002	27,116	194,589
Change in fair value of hedged debt net of derivative	-1,008,138	-720,901	-1,292,131	-727,408
Change in derivative financial instrument not linked to debt protection	0	0	-233,501	-515,749
Financial items, net	-1,484,898	-1,900,159	-3,327,731	-3,941,526

	-3,200,964	-2,986,055	-8,697,910	-9,475,192

PROFIT BEFORE EQUITY HOLDINGS	-761,488	-3,325,122	7,490,363	1,441,389

Equity income	8,915,489	7,310,182	2,024,711	1,798,391

Other income and expenses	42,069	4,088	41,397	859,931

OPERATING PROFIT BEFORE TAX	8,196,070	3,989,148	9,556,471	4,099,711

Current income tax and social contribution	0	608	-722,921	-467,723
Deferred income tax and social contribution	1,074,204	0	434,937	201,480

Earnings Release 3Q24 41

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	9/30/24	9/30/23	9/30/24	9/30/23
NET INCOME FOR CONTINUING OPERATIONS	9,270,274	3,989,756	9,268,487	3,833,468

Portion attributable to controlling	9,270,274	3,989,756	9,270,274	3,989,756
Portion attributable to non-controlling	0	0	-1,787	-156,288

NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	-332,014	0	-332,014
Portion attributable to controlling	0	-332,014	0	-332,014
Portion attributable to non-controlling	0	0	0	0

NET INCOME FOR THE PERIOD	9,270,274	3,657,742	9,268,487	3,501,454

Portion attributable to controlling	9,270,274	3,657,742	9,270,274	3,657,742
Portion attributable to non-controlling	0	0	-1,787	-156,288

EARNINGS PER SHARE

Earnings per share - basic (ON)	4.07	1.59	4.07	1.59
Earnings per share - basic (PN)	4.48	1.74	4.48	1.74
Earnings per share - diluted (ON)	4.02	1.57	4.02	1.57
Earnings per share - diluted (PN)	4.43	1.72	4.43	1.72

Earnings Release 3Q24 42

Table 38 - Cash Flow Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	9/30/24	9/30/23	9/30/24	9/30/23
OPERATING ACTIVITIES

Profit for the year before income tax and social contribution	8,196,070	3,989,148	9,556,471	4,099,711

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	173,057	32,768	2,954,830	2,722,255
Net exchange and monetary variations	476,760	1,179,258	1,802,099	2,698,369
Financial charges	1,024,763	706,116	4,586,614	4,882,627
Equity income	-8,915,489	-7,310,182	-2,024,711	-1,798,391
Other income and expenses	-42,069	-4,088	-41,397	-859,931
Transmission revenues	-1,661,502	0	-13,519,941	-12,873,894
Construction cost - transmission	338,486	0	2,482,964	1,919,759
Regulatory Remeasurements - Transmission Contracts	-2,229,490	0	-6,129,771	12,144
Operating provisions (reversals)	-621,555	-1,269,184	-33,975	-1,116,226
Result of hedged debt and derivatives	1,008,138	720,901	1,525,632	1,243,157
Other	760,892	977,887	799,777	874,002
	-9,688,009	-4,966,524	-7,597,879	-2,296,129

(Additions)/decreases in operating assets
Clients	34,109	1,339	-150,160	-667,908
Right to compensation	707,625	364,234	738,843	291,791
Others	-170,940	461,576	-349,681	545,118
	570,794	827,149	239,002	169,001
Additions/(decreases) in operating liabilities
Suppliers	143,356	-881,548	-962,956	-956,367
Advances	0	-3,243	0	-123,927
Personnel obligations	28,888	3,136	-569,684	-893,879
Sector charges	624,297	0	548,650	-130,911
Others	135,276	477,789	-560,716	563,733
	931,817	-403,866	-1,544,706	-1,541,351

Payment of financial charges	-3,290,688	-1,495,840	-5,070,249	-3,818,905
Receipt of RAP revenue	1,779,777	0	14,828,290	13,383,639
Receipt of remuneration from investments in equity holdings	2,985,443	2,314,835	1,059,198	846,299
Payment of litigation	-2,240,605	-1,351,125	-2,544,691	-1,727,316
Bonds and linked deposits	-103,399	-390,811	-183,164	-382,708
Payment of income tax and social contribution	-70,366	-164,126	-1,509,790	-1,852,177
Supplementary pension payments	-17,023	-14,908	-313,805	-397,856

Net cash provided by operating activities of discontinued operations	0	19,990	0	19,990

Net cash provided by (used in) operating activities	-946,189	-1,636,078	6,918,677	6,502,198

Earnings Release 3Q24 43

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	9/30/24	9/30/23	9/30/24	9/30/23
FINANCING ACTIVITIES
Loans, financing and debentures obtained	13,237,820	7,000,000	21,152,463	11,823,049
Payment of loans, financing and debentures - principal	-9,920,297	-1,582,454	-12,851,588	-4,102,639
Payment of remuneration to shareholders	-1,287,242	-863,402	-1,176,190	-768,615
Payment to dissenting shareholders - shares incorporation	0	-212	0	-226,117
Share buybacks	-68,399	-1,823,729	-68,399	-1,823,729
Payment of CDE obligations and revitalization of basins - principal	0	0	-1,974,963	-1,433,737
Lease payments - principal	-33,914	-4,622	-48,167	-574,095
Restricted Cash	0	0	0	0
Others	0	0	0	226

Net cash (used in) financing activities	1,927,968	2,725,581	5,033,156	2,894,343

INVESTMENT ACTIVITIES

Grant of advance for future capital increase	-8,051	0	-8,051	0
Receipt of loans and financing	805,687	1,686,888	8,848	1,159,246
Receipt of financial charges	752,803	736,160	56,359	368,619
Acquisition of fixed assets	-92,911	-6,338	-1,870,635	-2,206,751
Acquisition of intangible assets	-67,912	-20,270	-202,874	-76,973
Restricted cash	-149,912	0	-708,150	-122,380
Financial (withdrawals)/contributions (securities)	862,776	504,474	-786,853	1,353,461
Receipt of charges (securities)	183,697	559,413	402,521	990,217
Debentures Acquisition	0	-200,000	0	-200,000
Transmission infrastructure - contractual asset	-338,486	0	-2,482,964	-1,897,985
Capital acquisition/contribution of equity holdings	-176,643	-2,108	-176,644	-121,081
Disposal of equity holdings	2,449,160	355,941	2,449,160	908,271
Net cash in the incorporation of subsidiaries	1,018,193	0	0	0
Net cash in the acquisition of control of investees	0	0	0	55,839
Others	0	0	-305	-38,833

Net cash provided by investment activities of discontinued operations	0	932,046	0	932,046

Net cash provided by (used in) investing activities	5,238,401	4,546,206	-3,319,588	1,103,696

Increase (decrease) in cash and cash equivalents	6,220,180	5,635,709	8,632,245	10,265,877

Cash and cash equivalents at the beginning of the period	5,698,457	4,927,871	13,046,371	10,739,126
Cash and cash equivalents at the end of the period	11,918,637	10,563,580	21,678,616	21,005,003
	6,220,180	5,635,709	8,632,245	10,265,877

Earnings Release 3Q24 44

8.2.       Annex 2 – Annual RAP Adjustment – 2024/2025 cycle

Approved RAP

In general, the variations in transmission revenue observed in 3Q24 compared to 3Q23 and 2Q24 are explained by events detailed in the 2Q24 results report, in item 8.2, Annex 2 - Annual RAP Readjustment - 2024/2025 cycle.

The changes are mainly explained by the approval of the 2023 and 2024 periodic tariff review (RTP) processes, with emphasis on the review of revenue from concession contracts 057/2001, 058/2001, 061/2001 and 062/2001, extended by Law 12.783/2013.

These aspects, as well as others, such as the RAP revision of tendered contracts, are consolidated in Homologatory Resolution 3,348, published on July 18, 2024, which established the result of the Annual Adjustment of the Annual Permitted Revenue - RAP for the 2024/2025 cycle.

For the Eletrobras companies, RAP was set at R$16.9 billion, at June 2024 prices, net of PIS/COFINS taxes, from July 1, 2024 to June 30, 2025. Considering the RAP including the consolidated SPEs (TMT and VSB), the total value of the RAP reaches around R$17 billion.

The RAP for the 2024/2025 cycle approved for the Eletrobras companies represents around 35% of the SIN's total RAP.

Chart 12 – RAP Eletrobras and Total RAP - SIN

Additionally, for the 2024/2025 cycle, the aforementioned Resolution defined a total negative Adjustment Portion (PA) for Eletrobras companies of approximately R$ 1.5 billion, at Jun/24 prices, which includes, among other, the retroactive effects, negative and positive, of the Periodic Tariff Review - RTP for 2023 and 2024 of extended and tendered contracts, as well as the annuity for investments in improvements of the extended contracts.

As a result, the total amount of revenue (RAP + PA) approved for Eletrobras companies' transmission concession contracts for the 2024/2025 cycle is R$15.4 billion, at Jun/24 prices.

It should be noted that the revenue variation in the 2024/2025 tariff cycle when compared to the previous cycle was mainly due to the Periodic Tariff Review result of the RAP of extended contracts, in the total amount of R$-2.4 billion. In addition to the RAP reduction of around R$-1.45 billion, the Adjustment Portion exclusively associated with the review of these contracts was approximately R$-940 million, of which (i) R$-1.32 billion was related to the postponement of the periodic review (retroactive effects from 2023 to 2024), (ii) R$350 million was related to the retroactive effect of the repositioning of revenue from Reinforcements and Improvements over the 2018-2023 cycle; and (iii) R$26 million was related to other adjustments from the Tariff Review.

Earnings Release 3Q24 45

Chart 13 – RAP Eletrobras –2024/2025 Cycle (R$ mm)

Below are the main changes between the 2023/2024 and 2024/2025 cycles:

▪	Monetary correction of the 2024-2025 cycle by the IPCA index of 3.93% (extended and tendered contracts) or IGP-M of -0.34% (some tendered contracts);
▪	Additional RAP for Reinforcements and Improvements (extended and tendered contracts) that went into commercial operation during the 2023-2024 cycle after the cut-off date for the 2023 and 2024 RTP;
▪	Results of the RTP 2023 and RTP 2024 of the concession contracts tendered;
▪	Additional RAP relating to the O&M of transmission facilities transferred from other agents over the 23-24 cycle, after the cut-off date of the 2023 and 2024 RTP;
▪	Result of the 2023 RTP of the extended concession contracts;
▪	Reduction due to the "step profile" of the bidding contracts, which provide for a reduction in RAP from the 16th year of commercial operation;
▪	Reduction of RAP related to deactivations during the 23/24 cycle;
▪	Other adjustments.

Earnings Release 3Q24 46

8.3.       Annex 3 - Regulatory Remeasurement - Concession Contracts

Table 39 – Regulatory Remeasurement (R$ mm)

	Renewed Contracts (Economic RBSE)				Renewed Contracts (other components)	Tendered contracts	Total
R$ million	Remuneration base	Land	Warehouse in operation	Others	RTP	RTP
Eletrobras	1,165	656	130	59	235	-15	2,229
CGT Eletrosul	258	92	19	13	-203	181	360
Eletronorte	616	76	27	29	-155	32	625
Chesf	2,250	335	100	106	108	16	2,916
Total	4,288	1,159	277	207	-15	214	6,130

As part of the IFRS results, in 3Q24, there was recognition of the regulatory remeasurement relating to concession contracts, both renewed and tendered, in the amount of R$6.130 billion, with no cash effects.

It is worth noting that IFRS accounting recognizes the present value of transmission concession contracts. Therefore, the effect observed in 3Q24 is reflective of this calculation, of the result of the 2023 and 2024 RTP processes of renewed and tendered contracts, and of the annual adjustment process. These events have previously been detailed in the 2Q24 results report, in item 8.2, Annex 2 - Annual RAP readjustment - 2024/2025 cycle.

Approximately 97% of the recognition in the corporate result, R$5.931 billion, was explained by the repositioning of the value of the remuneration base of RBSE assets, as a result of the real movements in this base between the 2018 RTP and the 2023 RTP, in the wake of the ratification of the tariff review of concession contracts No. 057/2001, 058/2001, 061/2001 and 062/2001, extended by Law No. 12.783/2013.

There is no such recognition in the regulatory result.

Earnings Release 3Q24 47

8.4.       Annex 4 - Compulsory Loan

In the context of the compulsory loan on electricity (ECE) lawsuits, which discuss the monetary restatement of book credits, the Company has been taking steps to mitigate the risks involved. These include strengthening strategic action in the legal defenses, seeking agreements with discounts, and pursuing full settlement of the respective lawsuits.

As a result of these negotiations, Eletrobras was able to reduce its provision inventory by R$945 million sequentially, to R$14.4 billion. This result is mainly due to the agreements reached, which enabled us to record a discount to the provision of R$300 million, with a positive effect directly on the P&L. We had a net reversal of R$65 million in provisions due to favorable decisions.

In the financial result, monetary restatement declined from R$321 million in 3Q23 to R$214 million in 3Q24, due to the reduction in the provision inventory, as mentioned above.

Since 3Q22, when negotiations began and the inventory of provisions for lawsuits involving book-entry compulsory loan credits was R$25.8 billion, the provisions inventory was reduced by R$11.4 billion, despite the accrued monetary restatement of R$2.1 billion between the periods, which is in line with the Company's strategy of reducing legal liabilities.

The legal agreements reached led to the elimination of off-balance sheet risk amounting to R$7.5 billion, of which R$760 million is classified as possible while R$6.9 billion is classified as remote.

Chart 14 – Total inventory of compulsory loan provisions (R$ bn)

* Considering that Eletrobras has already entered into settlementss with Creditors that are only awaiting approval for due payment, the amounts have been reclassified to liabilities.

Earnings Release 3Q24 48

8.5.       Annex 5 - IFRS EBITDA

Table 40 – Adjusted IFRS EBITDA (R$ Thousand)

	3Q24	3Q23	Δ%	2Q24	Δ%	9M24	9M23	Δ%
Results for the year	7,195	1,477	387.3	1,743	312.9	9,268	3,833	141.8
+ Provision for Income Tax and Social Contribution	1,186	-705	-268.1	-1,203	-198.6	288	266	8.2
+ Financial Result	2,788	3,119	-10.6	2,922	-4.6	8,698	9,475	-8.2
+ Amortization and Depreciation	990	925	7.1	968	2.3	2,955	2,722	8.5
EBITDA	12,159	4,815	152.5	4,430	174.5	21,209	16,297	30.1
Revenue Adjustments	0	-82	-100.0	0	-	0	-12	-100.0
Cost and Expense Adjustments	313	883	-64.6	53	488.9	399	1,348	-70.4
Adjustments Provisions	-480	-288	66.5	-270	77.8	-868	-1,316	-34.0
Adjustments Other Income and Expenses	-28	-798	-96.5	-8	235.4	-41	-860	-95.2
Adjusted EBITDA	11,964	4,530	164.1	4,204	184.6	20,698	15,457	33.9

Earnings Release 3Q24 49

8.6.       Annex 6 - IFRS vs. Regulatory reconciliation

Table 41 – Reconciliation IFRS vs. Regulatory (R$ Thousand)

	CVM Result IFRS	Regulatory Result	Differences	CVM Result IFRS		Regulatory Result	Differences
	9/30/24	9/30/24		9/30/23	'	9/30/23
OPERATING REVENUES
Generation
Power supply for distribution companies	13,631,687	14,198,185	-566,498	12,170,662		12,170,662	0
Power supply for end consumers	2,247,830	2,247,830	0	2,919,471		2,919,471	0
CCEE revenue (short term market)	1,910,559	1,910,559	0	1,293,166		1,293,166	0
Operation and maintenance (O&M) revenue	2,319,252	2,319,252	0	3,011,879		3,011,879	0
Revenue from construction of Power Plants	0	0	0	0		0	0
Rate of return updates - Generation	0	0	0	0		0	0
Itaipu transfer	0	0	0	0		0	0

Transmission

O&M revenue - Renewed Lines	0	0	0	0		0	0
O&M revenue	5,862,771	5,862,771	0	5,611,816		5,611,816	0
Financial - Return on Investment - RBSE	0	0	0	0		0	0
Construction revenue	2,350,714	0	2,350,714	1,688,460		0	1,688,460
Contractual revenue – Transmission	5,306,457	0	5,306,457	5,573,618		0	5,573,618
Transmission System Availability (RAP)	0	8,968,255	-8,968,255	0		7,726,776	-7,726,776

Other income	182,057	179,332	2,725	347,822		347,822	0

Deductions

(-) Sector charges	-1,876,645	-1,876,645	0	-1,748,142		-1,748,142	0
(-) ICMS	-701,758	-701,758	0	-782,970		-782,970	0
(-) PASEP and COFINS	-3,073,862	-3,073,861	-1	-2,843,261		-2,843,261	0
(-) Other Deductions	-2,582	-2,582	0	-5,728		-5,728	0

Net Operating Revenue	28,156,480	30,031,338	-1,874,858	27,236,793		27,701,491	-464,698

OPERATING COSTS

Personnel, Material and Services	-2,106,272	-2,105,285	-987	-2,548,201		-2,548,201	0
Energy purchased for resale	-2,986,397	-3,513,004	526,607	-2,086,563		-2,624,489	537,926
Charges for use of the electricity grid	-2,986,393	-2,986,393	0	-2,498,075		-2,498,075	0
Fuel for electricity production	-1,460,855	-1,460,855	0	-1,440,561		-1,440,561	0
Construction	-2,482,964	0	-2,482,964	-1,919,759		0	-1,919,759
Depreciation	-1,291,734	-2,738,039	1,446,305	-1,338,510		-2,606,356	1,267,846
Amortization	-1,463,207	-1,477,292	14,085	-1,204,927		-1,206,824	1,897
Operating provisions/reversals	0	0	0	0		0	0
Other costs	-175,390	-175,580	190	-105,857		-113,668	7,811
Operating costs	-14,953,212	-14,456,448	-496,764	-13,142,453		-13,038,174	-104,279

Earnings Release 3Q24 50

GROSS PROFIT	13,203,268	15,574,890	-2,371,622	14,094,340	14,663,317	-568,977

OPERATING EXPENSES

Personnel, Material and Services	-2,276,163	-2,313,516	37,353	-2,310,104	-2,310,104	0
Voluntary Dismissal Program	-45,137	-45,137	0	-519,368	-519,368	0
Remuneration and compensation	0	0	0	0	0	0
Depreciation	-145,106	-143,715	-1,391	-156,434	-152,307	-4,127
Amortization	-54,783	-59,729	4,946	-22,382	-22,382	0
Donations and contributions	-74,362	-74,365	3	-78,293	-78,293	0
Operating provisions/reversals	33,975	293,079	-259,104	1,116,224	1,032,674	83,550
Other expenses	-583,190	-586,265	3,075	-1,195,258	-1,176,530	-18,728
OPERATING EXPENSES	-3,144,766	-2,929,648	-215,118	-3,165,615	-3,226,310	60,695

Regulatory Remeasurements - Transmission Contracts	6,129,771	0	6,129,771	-12,144	0	-12,144

OPERATING RESULT BEFORE FINANCIAL RESULT	16,188,273	12,645,242	3,543,031	10,916,581	11,437,007	-520,426

FINANCIAL RESULT	-8,697,910	-9,108,649	410,739	-9,475,192	-9,056,892	-418,300

PROFIT BEFORE EQUITY HOLDINGS	7,490,363	3,536,593	3,953,770	1,441,389	2,380,115	-938,726

Equity income	2,024,711	1,685,874	338,837	1,798,391	1,316,383	482,008

Other income and expenses	41,397	41,498	-101	859,931	859,931	0

OPERATING PROFIT BEFORE TAX	9,556,471	5,263,965	4,292,506	4,099,711	4,556,429	-456,718

Current income tax and social contribution	-722,921	-722,921	0	-467,723	-467,723	0
Deferred income tax and social contribution	434,937	808,817	-373,880	201,480	180,600	20,880

NET INCOME FOR CONTINUING OPERATIONS	9,268,487	5,349,861	3,918,626	3,833,468	4,269,306	-435,838
			0			0
Portion attributable to controlling	9,270,274	5,352,733	3,917,541	3,989,756	4,425,584	-435,828
Portion attributable to controlling	-1,787	-2,872	1,085	-156,288	-156,278	-10

NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	0	0	-332,014	-332,014	0

Portion attributable to controlling	0	0	0	-332,014	986,785	-1,318,799
Portion attributable to controlling	0	0	0	0	0	0

NET INCOME FOR THE YEAR	9,268,487	5,349,861	3,918,626	3,501,454	3,937,292	-435,838

Portion attributable to controlling	9,270,274	5,352,733	3,917,541	3,657,742	4,093,570	-435,828
Portion attributable to controlling	-1,787	-2,872	1,085	-156,288	-156,278	-10

Earnings Release 3Q24 51

Eletrobras

Investor Relations

ri@eletrobras.com

www.eletrobras.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.